Exhibit 2.2

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

CAMBERVIEW PARTNERS HOLDINGS, LLC,

PJT PARTNERS INC.

(EXCEPT FOR PURPOSES OF ARTICLE II AND ARTICLE III),

PJT PARTNERS HOLDINGS LP,

BLUE MERGER SUB LLC

and

CC CVP PARTNERS HOLDINGS, L.L.C.,

AS THE SECURITYHOLDER REPRESENTATIVE

Dated as of August 27, 2018

THIS DOCUMENT SHALL BE KEPT CONFIDENTIAL PURSUANT TO THE TERMS OF THE CONFIDENTIALITY AGREEMENT ENTERED INTO BETWEEN CAMBERVIEW PARTNERS HOLDINGS, LLC. AND THE RECIPIENT HEREOF AND, IF APPLICABLE, ITS AFFILIATES, WITH RESPECT TO THE SUBJECT MATTER HEREOF.

TABLE OF CONTENTS

i

LIST OF ANNEXES AND EXHIBITS

Annexes

Annex A	Purchase Price Adjustment Principles

Exhibits

Exhibit A	Escrow Agreement
Exhibit B	Surviving Entity Limited Liability Company Agreement
Exhibit C	Letter of Transmittal
Exhibit D	Paying Agent Agreement
Exhibit E	Restricted Stock Agreement
Exhibit F	Restricted Unit Agreement
Exhibit 6.2	Award Agreement

Schedules

Schedule I	Illustrative Merger Payment Schedule, Adjustment Payment Schedule and Leftover Payment Schedule

v

Defined Term	Section Reference
Acquisition Proposal	Section 6.15
Adjustment Payment Schedule	Section 3.1(b)
Adjustment Per Unitholder Payment	Section 3.1(b)
Agreement	Preamble
Allocation	Section 2.7
Audited Financial Statements	Section 4.6(a)
Broker-Dealer Subsidiary	Section 5.9(b)
Cancelled Units	Section 3.2(a)(i)
Certificate of Merger	Section 2.3
Closing	Section 2.2(a)
Closing Date	Section 2.2(a)
Closing Statement	Section 3.4(b)
Company	Preamble
Company Contracts	Section 4.14(a)
Company Lease	Section 4.16(c)
Company Privacy Policies	Section 4.17(c)(v)
Confidentiality Agreements	Section 6.4
Corsair Director	Section 6.7(d)
Deficiency Amount	Section 3.4(f)
DLLCA	Recitals
Effective Time	Section 2.3
Escrow Account	Section 3.5
Escrow Agent	Section 3.5
Estimated Closing Cash	Section 3.4(a)
Estimated Closing Indebtedness	Section 3.4(a)
Estimated Closing Statement	Section 3.4(a)
Estimated Per Unitholder Consideration	Section 3.1(a)
Estimated Transaction Expenses	Section 3.4(a)
Estimated Working Capital Amount	Section 3.4(a)
Excess Amount	Section 3.4(f)
Final Aggregate Cash Amount	Section 3.4(d)
Final Aggregate Equity Amount	Section 3.4(d)
Final Cash	Section 3.4(d)
Final Closing Consideration	Section 3.4(d)
Final Closing Indebtedness	Section 3.4(d)
Final Transaction Expenses	Section 3.4(d)
Final Working Capital Amount	Section 3.4(d)
Financial Statements	Section 4.6(a)
Governmental Filings	Section 4.4
Indemnification Contracts	Section 6.7(a)
Indemnified Individuals	Section 6.7(a)
Independent Accountant	Section 3.4(d)
Independent Accountant Dispute Notice	Section 3.4(d)
Intended Tax Treatment	Section 2.7

Defined Term	Section Reference
IRS	Section 2.7
Latest Balance Sheet	Section 4.6(a)
Latest Balance Sheet Date	Section 4.6(a)
Leased Real Property	Section 4.16(c)
Leftover Amount	Section 3.6
Leftover Payment Schedule	Section 3.1(c)
Leftover Per Unitholder Payment	Section 3.1(c)
Letter of Transmittal	Section 3.1(e)
Licensed Intellectual Property	Section 4.17(b)
Merger	Recitals
Merger Payment Schedule	Section 3.1(a)
Merger Sub	Preamble
Non-Recourse Party	Section 10.17
Notice of Disagreement	Section 3.4(c)
NYSE	Section 5.4
Outside Date	Section 8.1(a)
Owned Intellectual Property	Section 4.17(b)
Parent	Preamble
Parent Reports	Section 5.6(b)
Paying Agent	Section 3.2(c)(ii)
Paying Agent Agreement	Section 3.2(c)(ii)
Permits	Section 4.10(a)
Purchaser	Preamble
Purchaser Plans	Section 6.2(c)
Releasers	Section 9.3
Remaining Amount	Section 3.4(f)
Review Period	Section 3.4(c)
Sarbanes-Oxley Act	Section 5.6(b)
Satisfaction Date	Section 2.2(b)
Securityholder Representative	Preamble
Securityholder Representative Account	Section 3.2(b)(iv)
Securityholder Representative Expenses	Section 10.16(a)(vii)
Securityholder Representative Funds	Section 3.2(b)(iv)
Surviving Entity	Section 2.1
Tax Proceeding	Section 6.9(c)
Trade Secrets	Definition of “Intellectual Property”
Unaudited Financial Statements	Section 4.6(a)
Willful Breach	Section 8.3

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of August 27, 2018 (this “Agreement”), by and among CamberView Partners Holdings, LLC, a Delaware limited liability company (the “Company”), except for purposes of Article II and Article III, PJT Partners Inc., a Delaware corporation (“Parent”), PJT Partners Holdings LP, a Delaware limited partnership (“Purchaser”), Blue Merger Sub LLC, a Delaware limited liability company (“Merger Sub”) and solely in its capacity as the Securityholder Representative (as defined below), CC CVP Partners Holdings, L.L.C., a Delaware limited liability company (“Securityholder Representative”).

RECITALS

WHEREAS, upon the terms and subject to the conditions hereof, at the Effective Time, Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving entity, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of managers of the Company has unanimously adopted this Agreement and approved the consummation of the Transactions (including the Merger) in accordance with the Delaware Limited Liability Company Act (the “DLLCA”) and the LLC Agreement;

WHEREAS, the requisite members of the Company have adopted this Agreement and approved the consummation of the Transactions (including the Merger) in accordance with the DLLCA and the LLC Agreement;

WHEREAS, Parent (on behalf of itself and as the general partner of Purchaser), Purchaser (on behalf of itself and as the sole equityholder of Merger Sub) and Merger Sub have adopted this Agreement and approved the consummation of the Transactions (including the Merger) in accordance with the Delaware General Corporation Law, the DLLCA and the respective organizational documents for each entity;

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent is simultaneously entering into the Registration Rights Agreement (as defined below) with respect to Parent Class A Shares (as defined below) and certain Purchaser Units (as defined below) other than those held by Company Employees (as defined below); and

WHEREAS, as a condition and inducement to the Company’s and Purchaser’s willingness to enter into this Agreement, the Key Employees and Purchaser or an Affiliate of Purchaser are simultaneously entering into certain employment arrangements.

NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties hereby agree as follows:

Article I

DEFINITIONS

Section 1.1Definitions.  Capitalized terms used in this Agreement shall have the meanings set forth in this Agreement.  In addition, for purposes of this Agreement, the following terms, when used in this Agreement, shall have the meanings assigned to them in this Section 1.1.

“Action” means any action, claim, complaint, litigation, suit, arbitration or other proceeding, whether civil or criminal, at Law or in equity, by or before any Governmental Entity.

“Adjustment Time” means 12:01 a.m. Eastern Time on the Closing Date.

“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a specified Person.  A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise. For the avoidance of doubt, portfolio companies of Corsair and its Affiliates shall not be considered Affiliates of the Company or its Subsidiaries.

“Benefit Arrangement” means any compensation or benefit plan, policy or arrangement, whether written or unwritten, that is not a Benefit Plan and that provides benefits, compensation, including employment agreements or consulting agreements, severance pay, stay or retention bonuses or compensation, change in control payments or benefits, executive or incentive compensation, sick leave, vacation pay, disability pay, retirement, deferred compensation, bonus, equity based compensation, hospitalization, medical or disability insurance, life insurance, tuition reimbursement, material fringe benefit and any plans subject to Section 125 of the Code.

“Benefit Plan” has the meaning given in ERISA Section 3(3), together with plans or arrangements that would be so defined if they were not otherwise exempt from ERISA by that or another section.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks are required or authorized by Law to be closed in New York, New York.

“Cause” means, as to any employee, (A) a material breach of any restrictive covenants agreement between the employee and the Company; (B) a commission of a felony or crime of moral turpitude, or a determination by a court of competent jurisdiction, by a regulatory body or by a self-regulatory body having authority with respect to securities laws, rules or regulations, that the employee individually has violated any securities laws or any rules or regulations thereunder, or any rules of any such self-regulatory body; (C) a material breach of any material rules or regulations of the Company applicable to the employee that have been provided to the employee in writing; and (D) an act of fraud, misappropriation, embezzlement or similar conduct by the employee against the Company.

“Chief Executive Officer” means Abe M. Friedman.

“Class A Units” means limited liability company interests in the Company designated as “Class A Units” under the LLC Agreement and issued in accordance with Section 2.2(a) or Section 2.2(g) thereof.

“Class B Units” means limited liability company interests in the Company designated as “Class B Units” under the LLC Agreement and issued in accordance with Section 2.2(b) or Section 2.2(g) thereof.

“Class C Units” means limited liability company interests in the Company designated as “Class C Units” under the LLC Agreement and issued in accordance with Section 2.2(c) or Section 2.2(g) thereof.

“Class D Units” means limited liability company interests in the Company designated as “Class D Units” under the LLC Agreement and issued in accordance with Section 2.2(d) or Section 2.2(g) thereof.

“Class E Units” means limited liability company interests in the Company designated as “Class E Units” under the LLC Agreement and issued in accordance with Section 2.2(g) or Section 2.8 thereof.

“Closing Cash” means, as of the Adjustment Time, the aggregate amount of cash, cash equivalents and marketable securities of the Company and its Subsidiaries, including any restricted cash and any uncleared checks and drafts or wire transfers received or deposited or available for deposit for the account of the Company and its Subsidiaries that are not yet credited to the account of the Company and its Subsidiaries, in each case determined and calculated in a manner consistent with GAAP using the same accounting methodologies, principles and procedures used by the Company in preparing the Latest Balance Sheet; provided, however, that “Closing Cash” shall be reduced by the amount of any checks written (but not yet cashed), outstanding drafts, outstanding security deposits, escrowed cash and outstanding wire transfers made by the Company and its Subsidiaries as of the Adjustment Time.

“Closing Indebtedness” means, as of immediately prior to the Adjustment Time, with respect to the Company and its Subsidiaries all liabilities and obligations for: (i) any indebtedness for money borrowed or incurred in substitution or exchange for indebtedness for borrowed money, (ii) any indebtedness evidenced by a note, bond, debenture, mortgage or other similar instrument or debt security, (iii) all obligations payable under any derivative financial instruments, including any interest rate, currency or other hedging agreements, (iv) all obligations in respect of letters of credit, bankers’ acceptances, performance bond and similar facilities, including for the avoidance of doubt, any synthetic facilities, issued for the account of the Company or any of its Subsidiaries (but solely to the extent drawn or called), (v) all capitalized lease obligations and leases required to be classified as capital leases under GAAP, (vi) (a) all accrued and/or unpaid bonuses or similar payments, in each case, payable to current or former employees, directors or consultants in respect of any period prior to the Adjustment Time, including any accrual of bonuses for the portion of the current year prior to the Adjustment Time, (b) accrued vacation and PTO obligations, (c) accrued severance, early termination, early retirement, retiree medical and/or other retirement obligations for employees that were terminated or retire prior to Closing, and (d) in each case, the employer-paid portions of applicable federal, state, local or foreign payroll or employment taxes associated with items (a) through (c) of this subsection (vi), (vii) unclaimed property subject to escheat, (viii) the Tax Liability Amount, (ix) any guarantees by the Company or its Subsidiaries with respect to indebtedness of a Person of a type that is referred to in clauses (i) through (ix) above, and (x) for clauses (i) through (ix) above, all accrued but unpaid interest thereon and other payment obligations thereon (including any prepayment premiums, breakage costs and other related fees or liabilities payable as a result of the prepayment thereof upon the consummation of the Transactions).  Notwithstanding the foregoing, Closing Indebtedness does not include Closing Indebtedness due from the Company or any wholly owned Subsidiary of the Company, on the one hand, to the Company or any other wholly owned Subsidiary of the Company, on the other hand, nor does it include any Transaction Expenses or the Employee Reallocation Amount.

“COBRA” means Part 6 of Title I of ERISA.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Benefit Arrangement” means any Benefit Arrangement sponsored, maintained or contributed to by the Company or any Subsidiary for the benefit of any present or former employees, consultants, members or service providers of the Company or any Subsidiary or with respect to which the Company or any Subsidiary has any current or future Liability (whether actual, contingent, with respect to any of its assets or otherwise).

“Company Benefit Plan” means any Benefit Plan for which the Company or any Subsidiary is or has been the “plan sponsor” (as defined in Section 3(16)(B) of ERISA) or any Benefit Plan that the Company or any Subsidiary maintains or to which it makes or is obligated to make payments for the benefit of any present or former employees, consultants, members or service providers of the Company or any Subsidiary or with respect to which the Company or any Subsidiary has any current or future Liability (whether actual, contingent, with respect to any of its assets or otherwise).

“Company Disclosure Schedule” means the disclosure schedule of the Company referred to in, and delivered pursuant to, this Agreement.

“Company Employees” means, collectively, those individuals employed by the Company or any of its Subsidiaries as of the Closing.

“Company Material Adverse Effect” means any change, fact, circumstance, state of facts, occurrence, development or event that has had or would reasonably be expected to have, individually or in the aggregate with other such changes or events, (a) a material adverse effect on the ability of the Company and its Subsidiaries to consummate the Transactions or to perform its obligations under this Agreement or (b) a material adverse effect on the results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, in no event shall any of the following, alone or in combination, be deemed to constitute a Company Material Adverse Effect, nor shall any change or event relating to any of the following be taken into account in determining whether a Company Material Adverse Effect has occurred or would result: (i) general economic, regulatory or financial market conditions in any of the geographical areas in which any of the Company and its Subsidiaries operate or changes in the capital, financing, banking or currency markets; (ii) conditions generally affecting the industry in which the Company and its Subsidiaries operate or the capital or financial, banking or securities markets generally (including events affecting the United States or global economy); (iii) changes in Law or in GAAP; (iv) the commencement or material worsening of a war or armed hostilities or other national or international calamity involving the United States, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States; (v) any earthquake, hurricane, tsunami, tornado, flood, mudslide or other natural disaster, pandemic, weather condition, explosion or fire or other force majeure event or act of God; (vi) any actions taken, or failures to take action, or such other changes or events, in each case, which Purchaser has requested or to which it has consented in writing (including via email) or which actions, changes or events are expressly contemplated by this Agreement; (vii) any matter set forth in the Company Disclosure Schedule; (viii) the negotiation, execution, delivery, announcement, pendency or performance of this Agreement or the Transactions, or any public disclosure relating to any of the foregoing, or the impact of any of the foregoing on relationships, contractual or otherwise, with customers, lenders, employees or other Persons with business relationships with the Company or its Subsidiaries; (ix) any cyber-attacks, data breaches, ransomware attacks or similar events affecting the Company or its Subsidiaries, excluding any such breaches, attacks or events to the extent attributable to the negligence of the Company or its Subsidiaries; (x) the departure or termination of any Key Employee; and (xi) any failure, in and of itself, by the Company to meet projections, budgets, forecasts, revenue or earnings predictions or other similar forward looking statements for any period ending on or after the date of this Agreement (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Company Material Adverse Effect, to the extent not otherwise excluded pursuant to clauses (i) through (x) above); except, in the case of the foregoing clauses (i), (ii), (iii), (iv) and (v), to the extent such change or event has a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, compared to other Persons similarly situated in the businesses or industries in which the Company and its Subsidiaries conduct their business in the geographies in which such business is conducted.

“Company Party” means each of the Company, the former, current or future equity holders, controlling persons, directors, officers, employees, agents, Affiliates, members, managers or general or limited partners of the Company or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, Affiliate or agent of any of the foregoing.

“Competition Laws” means the HSR Act (and any similar Law enforced by any Governmental Antitrust Entity regarding preacquisition notifications for the purpose of competition reviews), the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and all other federal, state, foreign, multinational or supranational antitrust, competition or trade regulation statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition or effectuating foreign investments.

“Contract” means any written or oral contract, agreement, indenture, note, bond, instrument, lease, conditional sales contract, mortgage, license, binding commitment or other agreement.

“Corsair” means CC CVP Partners Holdings, L.L.C. and its successors and assigns.

“Electronic Data Room” means the Merrill Corporation electronic data room established by the Company in connection with the Transactions.

“Employee Reallocation Amount” has the meaning set forth on Schedule I.

“Encumbrance” means any lien, encumbrance, security interest, pledge, mortgage, hypothecation, charge, claims, encroachment, adverse claim, option, security interest, restriction on transfer of title or other similar encumbrance, right or claim, whether voluntarily incurred or imposed by or arising under contract or Law, except for any restrictions arising under any applicable securities Laws or in respect of any security restrictions arising under the organizational documents of the issuer.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, any trade or business, whether or not incorporated, that together with such Person would be deemed a “single employer” within the meaning of Section 414 of the Code or to be a member of the same “controlled group” with such Person within the meaning of Section 4001(a)(14) of ERISA.

“Escrow” means the escrow established pursuant to the Escrow Agreement.

“Escrow Agreement” means the Escrow Agreement substantially in the form attached hereto as Exhibit A with such changes therein as are required by the Escrow Agent.

“Escrow Amount” means an amount in cash equal to nine million dollars ($9,000,000).

“Estimated Aggregate Cash Amount” means (i) the Estimated Closing Consideration minus (ii) the Estimated Aggregate Equity Amount.

“Estimated Aggregate Equity Amount” means an amount equal to (i) one hundred million dollars ($100,000,000) or, if the Estimated Closing Consideration is less than one hundred million dollars ($100,000,000), such lesser amount minus (ii) the Notional Aggregate Post-Merger Equity Amount.

“Estimated Aggregate Non-Employee Equity Portion” means (i) the Estimated Aggregate Equity Amount minus (ii) the aggregate sum of the Estimated Per Unitholder Equity Consideration payable to all Unitholders that are Company Employees and the Unitholders set forth on Section 1.1(a) of the Company Disclosure Schedule (without duplication).

“Estimated Aggregate Non-Employee Portion” means (i) the Estimated Closing Consideration minus (ii) the aggregate sum of the Estimated Per Unitholder Consideration payable to all Unitholders that are Company Employees and the Unitholders set forth on Section 1.1(a) of the Company Disclosure Schedule (without duplication).

“Estimated Closing Consideration” means (i) $165,000,000, minus (ii) the amount of Estimated Closing Indebtedness, minus (iii) the amount, if any, by which the amount of Target Cash exceeds the amount of Estimated Cash, plus (iv) the amount, if any, by which the amount of Estimated Cash exceeds the amount of Target Cash, minus (v) the amount, if any, by which the Target Working Capital Amount exceeds the Estimated Working Capital Amount, plus (vi) the amount, if any, by which the Estimated Working Capital Amount exceeds the Target Working Capital Amount, minus (vii) the Escrow Amount, minus (viii) Estimated Transaction Expenses, minus (ix) the Securityholder Representative Funds.

“Estimated Non-Employee Cash Percentage” means one (1) minus the Estimated Non-Employee Equity Percentage.

“Estimated Non-Employee Equity Percentage” means (i) the Estimated Aggregate Non-Employee Equity Portion divided by (ii) the Estimated Aggregate Non-Employee Portion.

“Estimated Per Unitholder Cash Consideration” means, as set forth in the Merger Payment Schedule, (x) (i) with respect to any Company Employee, an amount in cash (rounded up to the nearest cent) equal to (A) the Estimated Per Unitholder Consideration with respect to such Unitholder multiplied by (B) 0.50 and (ii) with respect to any Unitholder other than a Company Employee, an amount in cash (rounded up to the nearest cent) equal to (A) the Estimated Per Unitholder Consideration with respect to such Unitholder multiplied by (B) the Estimated Non-Employee Cash Percentage; provided, that, subject to the last proviso of this sentence, with respect to any Company Employee, if the Estimated Per Unitholder Consideration plus the Notional Post-Merger Per Unitholder Amount does not exceed one hundred thousand dollars ($100,000), the Estimated Per Unitholder Cash Consideration with respect to such Company Employee shall be the Estimated Per Unitholder Consideration and the Notional Post-Merger Per Unitholder Cash Amount with respect to such Company Employee shall be the Notional Post-Merger Per Unitholder Amount; provided, further, that notwithstanding the foregoing, the Estimated Per Unitholder Cash Consideration with respect to the Unitholders set forth on Section 1.1(a) of the Company Disclosure Schedule shall be zero dollars ($0).

“Estimated Per Unitholder Equity Consideration” means, as set forth in the Merger Payment Schedule, a number of Parent Class A Shares or Purchaser Units, which in the case of Company Employees shall be Restricted Shares or Restricted Units (determined and allocated pursuant to Section 3.2(a)) (rounded down to a whole number) equal to (A) (i) the Estimated Per Unitholder Consideration with respect to such Unitholder minus (ii) the Estimated Per Unitholder Cash Consideration with respect to such Unitholder divided by (B) the Reference Price.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“FINRA” means the Financial Industry Regulatory Authority.

“Fraud” means, with respect to any party to this Agreement, an actual and intentional fraud with respect to the making of representations and warranties contained in this Agreement and not with respect to any other matters; provided, that such actual and intentional fraud of such party hereto specifically excludes any statement, representation or omission made negligently and shall only be deemed to exist if (i) such party had actual knowledge that the representations and warranties made by such party were actually inaccurate when made, (ii) that such representations and warranties were made with the express intent to induce another party to this Agreement to rely thereon (or with the expectation that such other party would rely thereon) and that such other party would take action or inaction to such other party’s detriment, (iii) such reliance and subsequent action or inaction by such other party was justifiable and (iv) such action or inaction resulted in damages, losses or liabilities, to such other party.

“GAAP” means United States generally accepted accounting principles and practices applied on a basis consistent with the Financial Statements.

“Governmental Antitrust Entity” means any Governmental Entity with regulatory jurisdiction over enforcement of any applicable Competition Law.

“Governmental Entity” means any government, any agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether foreign, federal, state or local, any self-regulatory organization (including any securities exchange and FINRA).

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, ruling or award entered by or with any Governmental Entity.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Intellectual Property” means all United States and foreign intellectual property (including all rights arising from or in respect of the following under any United States or foreign Law) including all: (i) trademarks, service marks, trade names, and business names; (ii) inventions (whether or not patentable and whether or not reduced to practice), improvements, patents, patent applications, patent disclosures, divisionals, continuations, continuations-in-part, reissues, reexaminations, and any extensions thereof; (iii) works of authorship (whether or not published), copyrights, copyrightable works and moral rights therein; (iv) Internet domain names; (v) all registrations and applications for registration of any of (i)-(iv); (vi) trade secrets, know-how and all other confidential information used in a business that confers a competitive advantage over those in similar businesses who or which do not possess such confidential information (“Trade Secrets”).

“IT Systems” means all computer systems, servers, network equipment and other computer hardware owned, leased or licensed by the Company and its Subsidiaries or otherwise used in the conduct of the business of the Company and its Subsidiaries.

“Joinders” means (i) a joinder to the limited partnership agreement of Purchaser; and (ii) a joinder to that certain Exchange Agreement by and among the Parent and Purchaser, dated October 1, 2015.

“Key Employees” means the employees listed on Section 1.1(b) of the Company Disclosure Schedule.

“Knowledge of the Company” (or similar phrases) means the actual knowledge after reasonable inquiry of the individuals listed on Section 1.1(c) of the Company Disclosure Schedule.

“Law” means any federal, state or local statute, law, ordinance, rule, regulation, order, writ, injunction, directive, judgment, decree, ruling or other legally-binding requirement of a Governmental Entity or any similar provision having the force or effect of law.

“LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of CamberView Partners Holdings, LLC, dated as of August 19, 2016, as amended by the First Amendment thereto dated the date hereof (as may be further amended or modified from time to time).

“Management Holdings I” means CamberView Management Holdings, LLC, a Delaware limited liability company.

“Management Holdings II” means CamberView Management Holdings II, LLC, a Delaware limited liability company.

“Management Holdings Entities” means Management Holdings I and Management Holdings II.

“Management Holdings Assignment” means the assignment from Management Holdings I and Management Holdings II, as the direct holders of Class C Units and Class D Units, respectively, of the right to receive the payments set forth in Section 3.2(a)(ii), to their respective members, which assignment shall allocate such payments in accordance with the Management Holdings Entities’ respective limited liability company agreements or other applicable governing documents and shall provide that from and after such assignment the holders of limited liability company interests in the Management Holdings Entities, and not the Management Holdings Entities, shall be entitled to receive the payments set forth Section 3.2(a)(ii).

“Notional Aggregate Post-Merger Amount” means an amount in cash equal to the Escrow Amount plus the Securityholder Representative Funds.

“Notional Aggregate Post-Merger Cash Amount” means an amount equal to the aggregate sum for all of the Unitholders of the Notional Post-Merger Per Unitholder Cash Amount with respect to each Unitholder.

“Notional Aggregate Post-Merger Equity Amount” means an amount equal to the aggregate sum for all of the Unitholders of the Notional Post-Merger Per Unitholder Equity Amount with respect to each Unitholder.

“Notional Post-Merger Per Unitholder Amount” means the estimated per Unitholder amount calculated by allocating among the Unitholders the Notional Aggregate Post-Merger Amount, determined as though the Notional Aggregate Post-Merger Amount was distributed to all Unitholders in accordance with Section 3.1(c) of the LLC Agreement (calculated as if such distribution were added to the deemed distribution referred to in Section 3.1(a) and then distributed to the holders that would have been entitled to but did not receive the incremental amount in the distribution referred to in Section 3.1(a)), as set forth in the Merger Payment Schedule.

“Notional Post-Merger Per Unitholder Cash Amount” means, as set forth in the Merger Payment Schedule, (i) with respect to any Company Employee, an amount equal to (A) the Notional Post-Merger Per Unitholder Amount with respect to such Unitholder multiplied by (B) 0.50 and (ii) with respect to any Unitholder other than a Company Employee, an amount equal to (A) the Notional Post-Merger Per Unitholder Amount with respect to such Unitholder multiplied by (B) the Estimated Non-Employee Cash Percentage; provided, that notwithstanding the foregoing, the Notional Post-Merger Per Unitholder Cash Amount with respect to the Unitholders set forth on Section 1.1(a) of the Company Disclosure Schedule shall be zero ($0) dollars.

“Notional Post-Merger Per Unitholder Equity Amount” means, as set forth in the Merger Payment Schedule, an amount equal to (i) the Notional Post-Merger Per Unitholder Amount with respect to such Unitholder minus (ii) the Notional Post-Merger Per Unitholder Cash Amount with respect to such Unitholder.

“Parent Class A Shares” means shares of Parent’s Class A common stock, par value $0.01 per share.

“Parent Material Adverse Effect” means any change, fact, circumstance, state of facts, occurrence, development or event that has had or would reasonably be expected to have, individually or in the aggregate with other such changes or events, (a) a material adverse effect on the ability of Parent, Purchaser and Merger Sub to consummate the Transactions or to perform their obligations under this Agreement or (b) a material adverse effect on the results of operations or financial condition of Parent and its Subsidiaries, taken as a whole; provided, however, in no event shall any of the following, alone or in combination, be deemed to constitute a Parent Material Adverse Effect, nor shall any change or event relating to any of the following be taken into account in determining whether a Parent Material Adverse Effect has occurred or would result: (i) general economic, regulatory or financial market conditions in any of the geographical areas in which any of Parent and its Subsidiaries operate or changes in the capital, financing, banking or currency markets; (ii) conditions generally affecting the industry in which the Parent and its Subsidiaries operate or the capital or financial, banking or securities markets generally (including events affecting the United States or global economy); (iii) changes in Law or in GAAP; (iv) the commencement or material worsening of a war or armed hostilities or other national or international calamity involving the United States whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States; (v) any earthquake, hurricane, tsunami, tornado, flood, mudslide or other natural disaster, pandemic, weather condition, explosion or fire or other force majeure event or act of God; (vi) any actions taken, or failures to take action, or such other changes or events, in each case, which the Company has requested or to which it has consented in writing (including via email) or which actions, changes or events are expressly contemplated by this Agreement; (vii) the negotiation, execution, delivery, announcement, pendency or performance of this Agreement or the Transactions, or any public disclosure relating to any of the foregoing, or the impact of any of the foregoing on relationships, contractual or otherwise, with customers, lenders, employees or other Persons with business relationships with Parent or its Subsidiaries; (viii) any cyber-attacks, data breaches, ransomware attacks or similar events affecting Parent or its Subsidiaries, excluding any such breaches, attacks or events to the extent attributable to the negligence of Parent or its Subsidiaries; and (ix) any failure, in and of itself, by Parent to meet projections, budgets, forecasts, revenue or earnings predictions or other similar forward looking statements for any period ending on or after the date of this Agreement; (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Parent Material Adverse Effect, to the extent not otherwise excluded pursuant to clauses (i) through (viii) above); except, in the case of the foregoing clauses (i), (ii), (iii), (iv) and (v), to the extent such change or event has a materially disproportionate impact on Parent and its Subsidiaries, taken as a whole, compared to other Persons similarly situated in the businesses or industries in which Parent and its Subsidiaries conduct their business in the geographies in which such business is conducted.

“Pass-Through Tax Return” means any income Tax Return filed by the Company or any Subsidiary to the extent that (i) the Company or such Subsidiary, as the case may be, is treated as a partnership or other pass-through entity for the purposes of such Tax Return and (ii) any results and operations or any items of income, loss, gain, deduction or other Tax attributes reflected on such Tax Return that would be reflected on the Tax Returns of any Unitholder or any direct or indirect owner of any Unitholder.

“Pension Plan” means any Benefit Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (including any “multiemployer plan” within the meaning of Section (3)(37) of ERISA).

“Permitted Encumbrance” means: (i) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s, construction and other Encumbrances arising or incurred in the ordinary course of business; (ii) Encumbrances for Taxes, utilities and other governmental charges that are not due and payable, are being contested in good faith by appropriate proceedings or may thereafter be paid without penalty and for which adequate reserves have been established in the Financial Statements in accordance with GAAP; (iii) in the case of

Leased Real Property, matters that would be disclosed by an accurate survey or inspection of such Leased Real Property; (iv) matters of record or registered Encumbrances affecting title to any asset which do not materially impair the current use or occupancy of such asset in the operation of the business conducted thereon; (v) requirements and restrictions of zoning, building and other applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities which are not violated in any material respect by the current use or occupancy of the Leased Real Property; (vi) statutory Encumbrances of landlords for amounts not due and payable, that are being contested in good faith by appropriate proceedings or may thereafter be paid without penalty; (vii) Encumbrances arising under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; and (viii) non-exclusive licenses to Intellectual Property granted in the ordinary course of business.

“Person” means an association, a corporation, an individual, a partnership, a limited liability company, an unlimited liability company, a trust or any other entity or organization, including a Governmental Entity.

“Personal Information” means, in addition to any definition provided by the Company for any similar term (e.g., “personally identifiable information” or “PII”) in the Company’s privacy policies or other public-facing statements, all information relating to an identified or identifiable individual, or that is otherwise considered “personal information,” “personally identifiable information,” “PII” or any similar term under applicable Law.

“Post-Signing VWAP” means the arithmetic average of the daily intra-day volume-weighted average price of one Parent Class A Share on its primary exchange during the regular trading session (and excluding pre-market and after-hours trading) over ten (10) consecutive trading days beginning on the first trading day after the date hereof.

“Preferred Units” means limited liability company interests in the Company designated as “Preferred Units” under the LLC Agreement and issued in accordance with Section 2.2(e), Section 2.2(f) or Section 2.2(g) thereof.

“Pre-Signing VWAP” means the arithmetic average of the daily intra-day volume-weighted average price of one Parent Class A Share on its primary exchange during the regular trading session (and excluding pre-market and after-hours trading) over ten (10) consecutive trading days ending on the trading day immediately prior to the date hereof.

“Privacy Laws” means any Laws and legal requirements governing the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer of Personal Information applicable to the Company and its Subsidiaries.

“Purchaser Unit” means a Class A Unit (as such term is defined in the Second Amended and Restated Limited Partnership Agreement of Purchaser, dated as of October 1, 2015, as such agreement may be amended and/or restated from time to time) of Purchaser.

“Qualified Plan” means any Company Benefit Plan that is intended to meet the requirements of Section 401(a) of the Code.

“Reference Price” means (i) if the VWAP Average is equal to or greater than $61.60, $61.60, (ii) if the VWAP Average is less than $61.60 and greater than $50.40, the VWAP Average, and (iii) if the VWAP Average is equal to or less than $50.40, $50.40.

“Registration Rights Agreement” means a registration rights agreement between Parent and certain Unitholders dated as of the date hereof.

“Representatives” means with respect to any Person, any of such Person’s officers, directors, managers, employees, Affiliates, shareholders, members, partners, controlling persons, agents, consultants, advisors, and other representatives, including legal counsel, accountants, agents and financial advisors.

“Restricted Shares” means Parent Class A Shares issued to each Unitholder who is a Company Employee, pursuant and subject to the terms and conditions set forth in the Restricted Stock Agreements.

“Restricted Stock Agreement” means each Restricted Stock Award Agreement entered into at or prior to Closing, between the applicable Unitholder that is a Company Employee and Parent relating to the Restricted Shares such Unitholder is entitled to receive as the Estimated Per Unitholder Equity Consideration with respect to such Unitholder, the Adjustment Per Unitholder Payment with respect to such Unitholder and the Leftover Per Unitholder Payment with respect to such Unitholder, the form of which is attached hereto as Exhibit E.

“Restricted Units” means Purchaser Units, issued to the Unitholders that are Key Employees, pursuant and subject to the terms and conditions set forth in the Restricted Unit Agreements.

“Restricted Unit Agreements” means each of (i) a Restricted Unit Award Agreement entered into prior to Closing, between each Unitholder that is a Key Employee and Purchaser relating to the Restricted Units such Unitholder is entitled to receive as the Estimated Per Unitholder Equity Consideration with respect to such Unitholder, the Adjustment Per Unitholder Payment with respect to such Unitholder and the Leftover Per Unitholder Payment with respect to such Unitholder, the form of which is attached hereto as Exhibit F; and (ii) each of the Joinders.

“Sample Calculations” means the sample calculations set forth on Section 1.1(d) of the Company Disclosure Schedule of each of Working Capital (including Transaction Expenses), Closing Cash and Closing Indebtedness, in each case, as of the Latest Balance Sheet Date (assuming consummation of the Transactions with respect to the determination of the Transaction Expenses).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Senior Advisors” means each Person with the title at the Company of “Senior Advisor”, which Persons as of the date hereof are set forth on Section 1.1(e) of the Company Disclosure Schedule.

“Split Fees” means all fees and expenses payable to the Escrow Agent in accordance and subject to the terms of the Escrow Agreement and all fees and expenses payable to the Paying Agent.

“Subsidiary” of any Person means, on any date, any Person (i) the accounts of which would be consolidated with and into those of the applicable Person in such Person’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date or, (ii) of which securities or other ownership interests representing more than fifty percent (50%) of the equity or more than fifty percent (50%) of the ordinary voting power or, in the case of a partnership, more than fifty percent (50%) of the general partnership interests or more than fifty percent (50%) of the profits or losses of which are, as of such date, owned, controlled or held by the applicable Person or one or more subsidiaries of such Person; provided, that for purposes of Section 4.11(k), Section 4.12(b), Section 4.12(e) and Section 6.1(i) of this Agreement, “Subsidiaries” of the Company shall include the Management Holdings Entities and CamberView Manager, LLC.

“Target Cash” means one million seven hundred thousand dollars ($1,700,000).

“Target Working Capital Amount” means one million eight hundred thousand dollars ($1,800,000).

“Tax” means any (i) foreign, federal, state or local income, gross receipts, franchise, estimated, alternative minimum, add on minimum, sales, use, transfer, real property gains, registration, escheat, unclaimed property, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or withholding tax, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing and (ii) any liability for the payment of any amount described in clause (i) above payable as a result of (A) transferee, assumption or successor liability, or otherwise by operation of Law or (B) a Contract (other than any customary Contract that is not primarily related to Taxes).

“Tax Allocation Principles” has the meaning provided in Section 6.9(b).

“Tax Liability Amount” means, without duplication, determined as of the end of the Closing Date (but not taking into account any actions by Purchaser or its Affiliates (including the Company and its Subsidiaries) following the Closing that are outside the ordinary course of business), the amount of any unpaid Taxes of the Company or its Subsidiaries for any taxable period (or portion thereof) ending on or before the Closing Date, which amount (i) shall be calculated by taking into account any available Tax assets (provided that the Tax Liability Amount shall not be less than zero) and applying the Tax Allocation Principles; and (ii) shall not include any Taxes included in Transaction Expenses or in clause (vi) of Closing Indebtedness, or any deferred or contingent Taxes.

“Tax Return” means any return, statement, schedule, declaration, report, claim for refund or information return (including any related or supporting schedule or statement attached thereto and including any amendment thereof) filed or required to be filed in connection with the determination, assessment or collection of any Tax of any party or the administration of any Laws or administrative requirements relating to any Tax.

“Transaction Agreements” means this Agreement, the Escrow Agreement, the Paying Agent Agreement, the Registration Rights Agreement and the Certificate of Merger.

“Transaction Expenses” means all costs, fees and expenses incurred by the Company or any of its Subsidiaries in connection with the Transactions to the extent unpaid prior to Closing, including (i) the fees and expenses payable by the Company or any of its Subsidiaries to Simpson Thacher & Bartlett LLP and any other outside attorneys engaged by the Company or any of its Subsidiaries in connection with this Agreement, the other Transaction Agreements and the Transactions, (ii) the fees and expenses payable by the Company or any of its Subsidiaries to outside accountants, advisors or consultants which fees and expenses were incurred in connection with this Agreement, the other Transaction Agreements and the Transactions, (iii) the amount of stay bonuses, sales bonuses, change of control payments, retention payments or similar payments made or payable by or on behalf of the Company or any of its Subsidiaries in connection with the Transactions (plus the employer portion of any payroll, employment, social security, unemployment or similar Taxes payable with respect to such amounts) pursuant to arrangements entered into prior to Closing, including the Employee Reallocation Amount, (iv) the cost of all severance payments and benefits made or provided by or on behalf of the Company or any of its Subsidiaries in connection with the Transactions (plus the employer portion of any payroll, employment, social security, unemployment or similar Taxes payable with respect to such amounts), for only those employees that the Chief Executive Officer and Purchaser jointly determine may not have a role with the Purchaser or its Affiliates after the Closing, the determination of which shall be made prior to or within ninety (90) days after the Closing Date (including, for the avoidance of doubt, any payments and benefits that are payable to such employees who are terminated within such ninety (90) day period or to whom notice of termination has been provided in such period, even if termination occurs or severance is paid after such period); provided, that such cost referred to in this clause (iv) shall not exceed one million dollars ($1,000,000), and (v) fifty percent (50%) of all Split Fees.

“Transactions” means, collectively, the transactions and the other agreements contemplated hereby, including the Merger.

“Transfer Taxes” means any sales, use, goods and services, stock transfer, real property transfer, transfer, stamp, registration, documentary, recording or similar duties or taxes together with any interest thereon, penalties, fines, fees, additions to tax or additional amounts with respect thereto incurred in connection with the Transactions.

“Unitholders” means the holders of Units and shall also be deemed to include the members of the Management Holdings Entities who indirectly hold Units and will be entitled to receive the payments set forth in Section 3.2(a)(ii) of this Agreement as a result of the Management Holdings Assignment. References to Units held by “Unitholders” shall, with respect to Units held by the Management Holdings Entities, also include the indirect ownership of Units by the members of the Management Holdings Entities.

“Units” means, collectively, the Class A Units, the Class B Units, the Class C Units, the Class D Units, the Class E Units and the Preferred Units.

“VWAP Average” means an amount equal to the arithmetic average of (i) the Pre-Signing VWAP and (ii) the Post-Signing VWAP.

“Working Capital” means, (i) current assets minus (ii) current liabilities (excluding deferred rent and forty percent (40%) of deferred revenue), in each case determined in accordance with Annex A hereto using only the line-items reflected as current assets and current liabilities in the Sample Calculations; provided, however, that Working Capital shall not include (i) Closing Cash, (ii) Closing Indebtedness, (iii) current or deferred Tax assets or liabilities, (iv) Transaction Expenses or (v) the Employee Reallocation Amount.

Article II

THE MERGER

Section 2.1The Merger.  At the Effective Time, Merger Sub shall be merged with and into the Company in accordance with Section 18-209 of the DLLCA, whereupon the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving limited liability company in the Merger (the “Surviving Entity”).

Section 2.2Closing.

(a)The closing of the Transactions (the “Closing”) shall take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, at 9:00 a.m., New York time, on October 1, 2018; provided, that if the conditions precedent set forth in Article VII have not been satisfied or waived in accordance with this Agreement (subject to Section 2.2(b)) as of the third (3rd) Business Day prior to October 1, 2018 (other than those conditions that by their nature only may be satisfied by actions to be taken at the Closing, but subject to the satisfaction or waiver of those conditions at such time), the Closing shall take place on the day that is the third (3rd) Business Day after the date on which the conditions precedent set forth in Article VII (other than those conditions that by their nature only may be satisfied by actions to be taken at the Closing, but subject to the satisfaction or waiver of those conditions at such time (subject to Section 2.2(b)) have been satisfied or waived (subject to Section 2.2(b)) in accordance with this Agreement, or at such other place and time or on such other date as the parties hereto may mutually agree in writing. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

(b)Notwithstanding Section 2.2(a) and any other provision of this Agreement to the contrary, on the first date (the “Satisfaction Date”) on which all of the conditions precedent set forth in Section 7.1 and Section 7.2(a) are fully satisfied or waived (provided that references in Section 7.2(a) to the Closing Date shall be deemed to be references to the Satisfaction Date) and the satisfaction of which condition set forth in Section 7.2(a) shall have been certified in writing by an officer of the Company), (i) the condition set forth in Section 7.2(a) shall be deemed to be fully satisfied from and after the Satisfaction Date through and including the Closing, without regard to any change in circumstances or other events that may occur after the Satisfaction Date, and Purchaser shall be deemed to have irrevocably waived as of the Satisfaction Date all rights to assert the failure of such condition to be satisfied, other than with respect to the inaccuracy of Section 4.8(b) due to Fraud by the Company, and (ii) Purchaser shall be deemed to have irrevocably and permanently waived as of the Satisfaction Date any right to terminate this Agreement pursuant to Section 8.1(d) as a result of the breach of any representation or warranty of the Company, except for a breach of Section 4.8(b) due to Fraud by the Company, that would render the condition set forth in Section 7.2(a) not to be satisfied following the Satisfaction Date; provided, that, for the avoidance of doubt, the foregoing clause (ii) shall not prevent Purchaser’s right to claim, prior to Closing, that the Satisfaction Date did not occur to the extent that such failure was due to Fraud by the Company with respect to the certificate delivered pursuant to this Section 2.2(b).

Section 2.3Effective Time.  In connection with the Closing, the Company shall duly execute and file a certificate of merger (the “Certificate of Merger”) in accordance with the applicable provisions of the DLLCA.  The Merger shall become effective on the Closing Date at such time as the Certificate of Merger is duly filed with the Office of the Secretary of the State of the State of Delaware, unless Purchaser and the Company shall agree and specify a subsequent date or time in the Certificate of Merger, in which case the Merger shall become effective at such subsequent date or time (the time the Merger becomes effective being the “Effective Time”).  Subject to the DLLCA, the parties agree that for all purposes the Closing shall be deemed effective as of the Adjustment Time.

Section 2.4Effects of the Merger.  The Merger will have the effects provided in this Agreement and the applicable provisions of the DLLCA.  Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Entity, and all claims, obligations, liabilities, debts and duties of the Company and Merger Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Entity.

Section 2.5Limited Liability Company Agreement of the Surviving Entity.  At the Effective Time, the limited liability company agreements attached hereto as Exhibit B shall become the limited liability company agreement of the Surviving Entity.

Section 2.6Manager and Officers.  The managers of Merger Sub shall, from and after the Effective Time, become the managers of the Surviving Entity until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the limited liability company agreement of the Surviving Entity and applicable Law. The officers of Merger Sub shall, from and after the Effective Time, become the officers of the Surviving Entity until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the limited liability company agreement of the Surviving Entity and applicable Law.

Section 2.7Allocation. The parties intend to treat the acquisition of interests of the Company in the Merger, as a merger of the Company and Purchaser, with Purchaser as an “assets-over form” merger under Treasury Regulation Section 1.708-1(c)(3), provided that the portion of the Company interests that are acquired for consideration other than Purchaser Units shall be treated as acquired through a sale of the Company interests in accordance with Treasury

Regulation Section 1.708-1(c)(4) (the “Intended Tax Treatment”). The Securityholder Representative shall prepare, and deliver to Purchaser, within ninety (90) days following the determination of the Final Closing Consideration in accordance with Section 3.4, an allocation of the Final Closing Consideration and any other amounts treated as consideration for U.S. federal income tax purposes among the Company’s assets in accordance with Section 732(c) of the Code (and Section 751 and 755, if applicable) and the Treasury regulations promulgated thereunder (the “Allocation”).  Purchaser shall have thirty (30) days from the receipt of the Allocation to review and comment on the Allocation, after which the Securityholder Representative and Purchaser shall negotiate in good faith to agree on such Allocation; provided that if Purchaser does not provide any comments in writing within such period, such Allocation shall become binding on the parties.  Any disputes under this Section 2.7 that cannot be resolved through good faith negotiation shall be referred to the Independent Accountant, whose determination shall be final and binding upon the parties.  The cost of the Independent Accountant’s review and determination shall be borne in accordance with the principles of Section 3.4(e).  The Securityholder Representative and Purchaser shall report consistently with the Intended Tax Treatment and the Allocation on all Tax Returns, and neither the Securityholder Representative nor Purchaser shall take any position in any return that is inconsistent with the Intended Tax Treatment or the Allocation, as finally determined in accordance with this Agreement, in each case, unless required to do so by a final determination as defined in Section 1313 of the Code.

Section 2.8Withholding.  Purchaser, the Company, the Paying Agent and the Escrow Agent and each of their respective Affiliates shall be entitled to deduct and withhold (without duplication) from any and all payments made under this Agreement such amounts as may be required to be deducted and withheld under applicable Laws; provided that before making any deduction or withholding pursuant to this Section 2.8 (other than with respect to compensatory payments), Purchaser shall notify the Securityholder Representative at least five (5) days prior to the Closing Date of any such anticipated deduction or withholding (together with any legal basis therefor), provide the Securityholder Representative with sufficient opportunity to cause to be provided any forms or other documentation or take such other steps in order to avoid such deduction or withholding, and reasonably consult and cooperate with the Securityholder Representative in good faith to attempt to reduce or eliminate any amounts that would otherwise be deducted or withheld pursuant to this Section 2.8. To the extent such amounts are withheld and paid to the appropriate taxing authority in accordance with applicable Laws, such withheld amount shall be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would have otherwise been paid.

Article III

EFFECT OF THE MERGER

Section 3.1Closing Statement; Payment Schedules; Letter of Transmittal.

(a)At least two (2) Business Days prior to the Closing Date, the Company shall deliver to Purchaser a schedule (the “Merger Payment Schedule”) showing the allocation of the Estimated Closing Consideration among all Unitholders at the Effective Time, as if the Estimated Closing Consideration were distributed in accordance with Section 3.1(c) of the LLC Agreement and as if the Management Holdings Assignment had already occurred (such allocation per Unitholder, as set forth on the Merger Payment Schedule, the “Estimated Per Unitholder Consideration”); the Estimated Per Unitholder Equity Consideration for each Unitholder; the Estimated Per Unitholder Cash Consideration for each Unitholder; the Estimated Aggregate Cash Amount; the Estimated Aggregate Equity Amount (and the allocation thereof between Parent Class A Shares and Purchaser Units); the Notional Post-Merger Per Unitholder Amount; the Notional Post-Merger Per Unitholder Cash Amount; and the Notional Post-Merger Per Unitholder Equity Amount.

(b)Promptly following the final determination of the Final Closing Consideration in accordance with Section 3.4(f), if there is an Excess Amount and/or Remaining Amount payable pursuant to Section 3.4(f), the Securityholder Representative shall deliver to Purchaser a schedule (the “Adjustment Payment Schedule”) showing the allocation (including the form of consideration as determined be Section 3.2(a)(iv) hereof) among the Unitholders of such Excess Amount and Remaining Amount, as applicable, determined as though all of the Excess Amount and Remaining Amount was distributed to all Unitholders in accordance with Section 3.1(c) of the LLC Agreement (calculated as if such distribution were added to the deemed distribution referred to in Section 3.1(a) and then distributed to the holders that would have been entitled to but did not receive the incremental amount in the distribution referred to in Section 3.1(a)) (such allocation per Unitholder, as set forth on the Adjustment Payment Schedule with respect to each Unitholder, the “Adjustment Per Unitholder Payment”) and Deficiency Amount (if applicable).

(c)Promptly following the date, if any, on which the Securityholder Representative determines that there is a Leftover Amount, the Securityholder Representative shall deliver to Purchaser a schedule (the “Leftover Payment Schedule”) showing the allocation (including the form of consideration as determined be Section 3.2(a)(iv) hereof)among the Unitholders of the Leftover Amount determined as though all of the Leftover Amount was distributed to all Unitholders in accordance with Section 3.1(c) of the LLC Agreement (calculated as if such distribution were added to the deemed distributions referred to in Section 3.1(a) and Section 3.1(b) and then distributed to the Unitholders that would have been entitled to but did not receive the incremental amount in such distributions referred to in Section 3.1(a) and Section 3.1(b)) (such allocation per Unitholder, as set forth on the Leftover Payment Schedule, the “Leftover Per Unitholder Payment”).

(d)A sample Merger Payment Schedule, Adjustment Payment Schedule, and Leftover Payment Schedule is set forth on Schedule I and illustrates the agreed methodology for the allocation of the Estimated Closing Consideration among all Unitholders.

(e)At a reasonable time prior to the Closing Date, the Company shall deliver to each Unitholder a letter of transmittal substantially in the form of Exhibit C, with such changes therein as may be agreed between the Company and Purchaser prior to the Closing or as may be reasonably required by the Paying Agent (the “Letter of Transmittal”) together with a request to have such Unitholder deliver an executed Letter of Transmittal to the Paying Agent no less than two (2) Business Days prior to the Closing.  Upon delivery to the Paying Agent of a Letter of Transmittal duly executed and completed in accordance with the instructions thereto, such Unitholder shall be entitled to receive for such Unitholder’s Units the payments described in Section 3.2(a)(ii) if the Closing occurs.  If a Unitholder has not delivered to the Company a

Letter of Transmittal, such Unitholder will become entitled to receive the payments for such Units described in Section 3.2(a)(ii) promptly upon receipt by the Company of an executed Letter of Transmittal from such Unitholder.  The Company shall provide the Securityholder Representative and Purchaser with a copy of each Letter of Transmittal it receives promptly after the receipt thereof.

Section 3.2Merger and Payments.

(a)At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Purchaser, Merger Sub or any of the Unitholders:

(i)All issued and outstanding Units held by the Company (collectively, the “Cancelled Units”) shall be automatically cancelled and no consideration shall be issued or paid in respect thereof.

(ii)The Units held by each Unitholder (including any Unit that vests in connection with the Transactions (either pursuant to the terms thereof or as determined by the Company)), other than the Cancelled Units shall be automatically cancelled and converted into the right to receive:

(A)An amount in cash equal to the Estimated Per Unitholder Cash Consideration and a number of Parent Class A Shares or Purchaser Units, as applicable, equal to the Estimated Per Unitholder Equity Consideration, in each case, with respect to such Unitholder (payable in the form set forth in Section 3.2(a)(iii)); plus

(B)In the event a Remaining Amount and/or Excess Amount is payable pursuant to Section 3.1(b), an amount equal to the Adjustment Per Unitholder Payment with respect to such Unitholder (payable in the form set forth in Section 3.2(a)(iv)); plus

(C)In the event a Leftover Amount is payable pursuant to Section 3.1(c), an amount equal to the Leftover Per Unitholder Payment with respect to such Unitholder (payable in the form set forth in Section 3.2(a)(iv)).

(iii)The Estimated Per Unitholder Equity Consideration issuable pursuant to Section 3.2(a)(ii) shall be paid in the form of (A) Restricted Shares to each Unitholder who is a Company Employee, other than the Key Employees, the receipt of which shall be conditioned upon each such Company Employee duly executing and delivering, or causing to be delivered, to Parent a Restricted Stock Agreement prior to Closing, (B) Restricted Units to each Key Employee, the receipt of which shall be conditioned upon each such Unitholder duly executing and delivering, or causing to be delivered, to Purchaser a Restricted Unit Agreement prior to Closing, (C) Purchaser Units to each Unitholder set forth on Section 1.1(a) of the Company Disclosure Schedule that is not a Key Employee, the receipt of which shall be conditioned upon each such Unitholder duly executing and delivering, or causing to be delivered, to Purchaser, each of the Joinders prior to Closing and (D) Parent Class A Shares to each Unitholder that is not a Company Employee and not set forth on Section 1.1(a) of the Company Disclosure

Schedule. At the Effective Time, all rights in respect of all Units shall cease to exist, other than the right to receive the consideration as described in Section 3.2(a)(ii) payable, in each case, at the times provided for herein. For the avoidance of doubt, for purposes of all allocations of the Estimated Closing Consideration, all Parent Class A Shares and Purchaser Units shall be deemed to have a value equal to the Reference Price.

(iv)Any Adjustment Per Unitholder Payment payable pursuant to Section 3.2(a)(ii)(B) and any Leftover Per Unitholder Payment payable pursuant to Section 3.2(a)(ii)(C) shall be paid in the form of (A) with respect to each Unitholder who is a Company Employee, other than the Key Employees, fifty percent (50%) in cash and fifty percent (50%) in Restricted Shares (with the number of such Restricted Shares determined by dividing (x) fifty percent (50%) of the Adjustment Per Unitholder Payment or the Leftover Per Unitholder Payment (as applicable) payable to such Company Employee by (y) the Reference Price), the receipt of which Restricted Shares shall be conditioned upon each such Company Employee duly executing and delivering, or causing to be delivered, to Parent a Restricted Stock Agreement prior to the receipt of such payment, (B) with respect to each Key Employee, one hundred percent (100%) in Restricted Units (with the number of such Restricted Units determined by dividing (x) the Adjustment Per Unitholder Payment or the Leftover Per Unitholder Payment (as applicable) payable to such Key Employee by (y) the Reference Price), the receipt of which shall be conditioned upon each such Key Employee duly executing and delivering, or causing to be delivered, to Purchaser a Restricted Unit Agreement prior to the receipt of such payment, (C) with respect to each Unitholder set forth on Section 1.1(a) of the Company Disclosure Schedule that is not a Key Employee, one hundred percent (100%) in Purchaser Units (with the number of such Purchaser Units determined by dividing (x) the Adjustment Per Unitholder Payment or the Leftover Per Unitholder Payment (as applicable) payable to such Unitholder by (y) the Reference Price), the receipt of which shall be conditioned upon each such Unitholder duly executing and delivering, or causing to be delivered, to Purchaser, each of the Joinders prior to the receipt of such payment and (D) with respect to each Unitholder that is not a Company Employee and not set forth on Section 1.1(a) of the Company Disclosure Schedule, a percentage equal to the Estimated Non-Employee Cash Percentage in cash and a percentage equal to the Estimated Non-Employee Equity Percentage in Parent Class A Shares (with the number of such Parent Class A Shares determined by dividing (x) a percentage equal to the Estimated Non-Employee Equity Percentage of the Adjustment Per Unitholder Payment or the Leftover Per Unitholder Payment (as applicable) by (y) the Reference Price).

(v)If at any time between the date of this Agreement and the Effective Time the outstanding Parent Class A Shares or Purchaser Units shall have been increased, decreased, changed into or exchanged for a different number or kind of shares units or other securities as a result of a subdivision, reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, combination or other similar change in capitalization, the definition of Reference Price shall be equitably adjusted to reflect such change; provided, that nothing in this Section 3.2(a)(v) shall be construed to permit Purchaser to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(vi)Notwithstanding anything to the contrary contained herein, no certificates or evidence of book-entry shares or limited partnership units, as the case may be, representing fractional Parent Class A Shares or Purchaser Units shall be issued in exchange for Units, no dividend or distribution with respect to Parent Class A Shares or Purchaser Units shall be payable on or with respect to any fractional share or unit, and such fractional share or unit interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Purchaser.  In lieu of the issuance of any such fractional share or unit, Purchaser shall pay to each Unitholder, an amount in cash (rounded up to the nearest cent) determined by multiplying (A) the Reference Price by (B) the fraction of a Parent Class A Share or Purchaser Unit (rounded to the nearest thousandth when expressed in decimal form), as the case may be, which such Unitholder would otherwise be entitled to receive pursuant to this Section 3.2.

(vii)All limited liability company interests in Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into all of the limited liability company interests in the Surviving Entity and Purchaser shall be admitted as the sole member of the Surviving Entity.

(viii)If at any time the issuance of Parent Class A Shares or Purchaser Units to Unitholders would be in violation of the Securities Act or applicable state securities laws, Parent may, at its option, in lieu of such issuance, instead pay an amount in cash by wire transfer of immediately available funds equal to the value of the number of Parent Class A Shares or Purchaser Units such Unitholder would be entitled to receive as consideration as described in Section 3.2(a)(ii) (at a price per Parent Class A Share or Purchaser Unit equal to the Reference Price), which shall be payable, in each case, at the times provided for herein.

(b)At the Closing, Purchaser shall:

(i)deposit by wire transfer of immediately available funds with the Paying Agent (as defined below), to such account or accounts of the Paying Agent as the Paying Agent shall designate in writing to Purchaser not less than two (2) Business Days prior to the Closing Date:

(1)for the benefit of the Unitholders, an amount in cash equal to the Estimated Aggregate Cash Amount;

(2)for the benefit of the Unitholders, an amount in cash equal to the amount payable to the Unitholders at the Closing in lieu of fractional shares or units pursuant to Section 3.2(a)(vi);

(ii)for the benefit of the Unitholders, issue and deposit with the Paying Agent, for delivery to each such Unitholder certificates or evidence of book-entry shares or limited partnership units, as the case may be, representing whole Parent Class A Shares or Purchaser Units issuable pursuant to Section 3.2(a)(ii)(A);

(iii)deposit by wire transfer of immediately available funds, an amount in cash equal to the Escrow Amount with the Escrow Agent, to be held in the Escrow Account (the “Escrow”) pursuant to the terms of the Escrow Agreement;

(iv)pay an amount in cash equal to one million dollars ($1,000,000) (the “Securityholder Representative Funds”), which shall be used to pay Securityholder Representative Expenses, by wire transfer of immediately available funds to such account as the Securityholder Representative shall designate in writing to Purchaser not less than two (2) Business Days prior to the Closing Date (the “Securityholder Representative Account”);

(v)pay, or cause to be paid, on behalf of the Company, the Transaction Expenses by wire transfer of immediately available funds in accordance with wire transfer instructions provided to Purchaser by the Company at least two (2) Business Days prior to the Closing Date; provided, that in the case of the Split Fees, Purchaser shall pay, or cause to be paid, on behalf of the Company, all Split Fees (rather than fifty percent (50%) of such amounts);

(vi)repay, or cause to be repaid, on behalf of the Company, the Closing Indebtedness by wire transfer of immediately available funds in accordance with wire transfer instructions set forth in customary payoff letters provided to Purchaser by the Company at least two (2) Business Days prior to the Closing Date;

(vii)deliver to the Company and the Securityholder Representative duly executed counterparts to each of the Transaction Agreements (other than this Agreement and any other Transaction Agreement executed and delivered prior to the Closing) to which Parent, Purchaser or any of their Affiliates (including Merger Sub) is a party; and

(viii)deliver to the Company and the Securityholder Representative the certificate referred to in Section 7.3(c).

(c)At the Closing, the Company and the Securityholder Representative shall:

(i)deliver, or cause to be delivered, to Purchaser duly executed counterparts to each of the Transaction Agreements (other than this Agreement and any other Transaction Agreement executed and delivered prior to the Closing) to which the Company or the Securityholder Representative is a party;

(ii)deliver, or cause to be delivered, to Purchaser the certificate referred to in Section 7.2(c); and

(iii)deliver, or cause to be delivered, to Purchaser the certificate referred to in Section 7.2(d).

Section 3.3Paying Agent.  Continental Stock Transfer & Trust Company shall act, at Purchaser’s expense, as paying agent (the “Paying Agent”) in effecting the exchanges provided for herein pursuant to a Paying Agent Agreement substantially in the form attached hereto as Exhibit D with such changes therein as are required by the Paying Agent (the “Paying Agent Agreement”).  Each Unitholder shall receive from Purchaser, the Paying Agent or the Escrow Agent, as applicable, in exchange for each Unit such Unitholder holds, (i) on the Closing Date and in accordance with the allocation pursuant to Section 3.2(a)(ii)(A), (A) certificates or evidence of book-entry shares or limited partnership units, as the case may be, representing such number of whole Parent Class A Shares or Purchaser Units to which such Unitholder is entitled pursuant to Section 3.2(a)(ii)(A) as set forth in the Merger Payment Schedule (which may be Restricted Shares or Restricted Units as set forth in Section 3.2(a)(iii)), (B) by wire transfer of immediately available funds to the account set forth in such Unitholder’s Letter of Transmittal, (1) the amount of cash to which such Unitholder is entitled pursuant to Section 3.2(a)(ii)(A), as set forth in the Merger Payment Schedule, and (2) any cash in lieu of fractional shares which such Unitholder has the right to receive pursuant to Section 3.2(a)(vi), (ii) following the final determination of the Final Closing Consideration Pursuant to Section 3.4(f), the cash or Parent Class A Shares or Purchaser Units (which may be Restricted Shares or Restricted Units as set forth in Section 3.2(a)(iv)), if any, to which such Unitholder is entitled pursuant to Section 3.2(a)(ii)(B), and (iii) following the determination of any Leftover Amount, the cash or Parent Class A Shares or Purchaser Units (which may be Restricted Shares or Restricted Units as set forth in Section 3.2(a)(iv)), if any, to which such Unitholder is entitled pursuant to Section 3.2(a)(ii)(C).

Section 3.4Purchase Price Adjustment.

(a)At least four (4) Business Days prior to the Closing Date, the Company shall deliver to Purchaser a statement (the “Estimated Closing Statement”) setting forth the Company’s good faith calculation of (i) the estimated amount of Working Capital, as of the Adjustment Time (the “Estimated Working Capital Amount”), (ii) the estimated amount of Closing Indebtedness (the “Estimated Closing Indebtedness”), (iii) the estimated amount of Closing Cash, as of the Adjustment Time (the “Estimated Cash”) and (iv) the estimated amount of Transaction Expenses (the “Estimated Transaction Expenses”), in each case based on the Company’s books and records and other information available at the time.  From the Adjustment Time to the Effective Time, the Company shall not take any actions that would result in any changes to the Estimated Closing Statement other than as expressly required by applicable Law or this Agreement.

(b)Within ninety (90) days after the Closing Date, Purchaser shall deliver to the Securityholder Representative a statement (the “Closing Statement”) setting forth Purchaser’s good faith calculation of the amount, as of the Adjustment Time, of Working Capital and Closing Cash, and the amount of Closing Indebtedness, in each case with reasonable supporting detail of each of the calculations set forth in the Closing Statement.

(c)During the thirty (30) days immediately following the Securityholder Representative’s receipt of the Closing Statement (the “Review Period”), the Securityholder Representative and its Representatives shall be permitted to review the books and records of the Surviving Entity and its Subsidiaries and the working papers of Purchaser, the Surviving Entity and their independent accountants, if any, relating to the preparation of the Closing Statement and the calculation of the Working Capital, Closing Cash, Closing Indebtedness and Transaction Expenses therein, and shall be provided with reasonable access, during normal business hours and in a manner so as not to interfere with the normal business operations of Purchaser or the Surviving Entity, to the current and former personnel and advisors of Purchaser and the Surviving Entity who were involved in the preparation of the Closing Statement in order to ask questions and receive answers related to the Closing Statement and the preparation thereof; provided, however, that the independent accountants of Purchaser or the Surviving Entity shall not be obligated to make any working papers available to the Securityholder Representative unless and until the Securityholder Representative has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants.  Purchaser shall not, and shall cause the Surviving Entity and its Subsidiaries not to, take any action to limit the Securityholder Representative’s reasonable access to the books and records of, and the current and former personnel and advisors of, Purchaser, the Surviving Entity and their Subsidiaries. The Securityholder Representative shall notify Purchaser in writing (the “Notice of Disagreement”) prior to the expiration of the Review Period if the Securityholder Representative disagrees with the Closing Statement or the Working Capital, Closing Cash and Closing Indebtedness set forth therein.  The Notice of Disagreement shall set forth in reasonable detail the basis for such disagreement, the amounts involved and the Securityholder Representative’s determination of the amount, as of the Adjustment Time, of the Working Capital and Closing Cash, and the amount of Closing Indebtedness, in each case with reasonably detailed supporting documentation.

(d)During the thirty (30) days immediately following the delivery of a Notice of Disagreement, the Securityholder Representative and Purchaser shall seek in good faith to resolve any disagreement that they may have with respect to the matters specified in the Notice of Disagreement.  If no Notice of Disagreement is received by Purchaser on or prior to the expiration date of the Review Period, then the Closing Statement and the Working Capital, Closing Cash and Closing Indebtedness set forth in the Closing Statement shall be deemed to have been accepted by the Securityholder Representative and shall become final and binding upon Purchaser and the Unitholders.  If the parties cannot agree on the Working Capital, Closing Cash and Closing Indebtedness within such thirty (30) day period, the Working Capital, Closing Cash and/or Closing Indebtedness, in each case solely to the extent not agreed between the Securityholder Representative and Purchaser, shall be determined by PricewaterhouseCoopers (the “Independent Accountant”).  The Securityholder Representative and Purchaser shall each enter into a customary engagement letter with the Independent Accountant. The Securityholder Representative and Purchaser shall furnish the Independent Accountant with a statement setting forth the items from the Notice of Disagreement which are still in dispute (the “Independent Accountant Dispute Notice”).  In the event that PricewaterhouseCoopers refuses or is otherwise unable to act as the Independent Accountant, the Securityholder Representative and Purchaser shall cooperate in good faith to appoint an independent certified public accounting firm in the United States of national recognition mutually agreeable to the Securityholder Representative and Purchaser, in which event “Independent Accountant” shall mean such firm.  Within thirty (30) days after the submission of such matters to the Independent Accountant, or as soon as practicable thereafter, the Independent Accountant, acting as an expert and not as an arbitrator, will, applying those policies and procedures set forth on Annex A, based on information known or knowable as of the Closing Date, and otherwise in a manner consistent with the basis upon which the Sample Calculations were made, make a determination in writing of the appropriate amount of each of the line items in the Closing Statement as to which there is disagreement as specified in the Independent Accountant Dispute Notice, which determination shall be final, conclusive and binding on the Securityholder Representative, the Surviving Entity and Purchaser, absent fraud, bad faith or manifest error.  With respect to each disputed line item, such determination, if not in accordance with the position of either the Securityholder Representative or Purchaser, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by the Securityholder Representative or Purchaser in the Independent Accountant Dispute Notice with respect to such disputed line item (and Purchaser shall not advocate any positions more adverse to the Unitholders than the amounts reflected in the Closing Statement).  For the avoidance of doubt, the Independent Accountant shall not review any line items or make any determination with respect to any matter other than those matters in the Independent Accountant Dispute Notice that are in dispute.  The statement of the amount, as of the Adjustment Time, of Working Capital, Closing Cash, Closing Indebtedness and Transaction Expenses, and the determination of the Working Capital, Closing Cash, Closing Indebtedness and Transaction Expenses therefrom that are final and binding on the Securityholder Representative and Purchaser, as determined either through agreement by the Securityholder Representative and Purchaser (deemed or otherwise) or through the determination of the Independent Accountant pursuant to this Section 3.4(d) is referred to herein as the “Final Working Capital Amount”, “Final Closing Cash”, “Final Closing Indebtedness” and “Final Transaction Expenses”, respectively, and the Estimated Closing Consideration, Estimated Aggregate Cash Amount, and Estimated Aggregate Equity Amount derived therefrom are referred to herein as the “Final Closing Consideration”, “Final Aggregate Cash Amount” and “Final Aggregate Equity Amount”, respectively. During the review by the Independent Accountant, (i) neither Purchaser or the Securityholder Representative or any of their respective Affiliates or representatives shall have any ex parte communications or meetings with the Independent Accountant and (ii) the Securityholder Representative and Purchaser shall each make reasonably available to the Independent Accountant such individuals and such information, books, records and work papers, as may be reasonably required by the Independent Accountant to fulfill its obligations under this Section 3.4(d); provided, however, that the independent accountants of the Securityholder Representative or Purchaser shall not be obligated to make any working papers available to the Independent Accountant unless and until the Independent Accountant has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants.

(e)The cost of the Independent Accountant’s review and determination shall be borne on a proportionate basis by Purchaser, on the one hand, and the Unitholders, on the other (whose share shall be paid on their behalf by the Securityholder Representative from the Securityholder Representative Funds), based on the percentage which the portion of the contested amount not awarded in favor of each such Person bears to the amount actually contested by such Person.  By way of illustration, if Purchaser’s calculations would have resulted in a $1,000,000 net payment to Purchaser, and the Securityholder Representative’s calculations would have resulted in a $1,000,000 net payment to the Unitholders, and the Independent Accountant’s final determination as adopted pursuant to Section 3.4(d) results in an aggregate net payment of $500,000 to the Unitholders, then Purchaser, on the one hand, and the Unitholders (whose share shall be paid on their behalf by the Securityholder Representative from the Escrow), on the other, shall pay 75% and 25%, respectively, of such fees and expenses.

(f)The “Final Closing Consideration” shall be calculated by recalculating the Estimated Closing Consideration using the Final Working Capital Amount in lieu of the Estimated Working Capital Amount, using Final Closing Cash in lieu of Estimated Cash, using Final Closing Indebtedness in lieu of Estimated Closing Indebtedness, using Final Transaction Expenses in lieu of Estimated Transaction Expenses, using Final Closing Consideration in lieu of Estimated Closing Consideration, using Final Aggregate Cash Amount in lieu of Estimated Aggregate Cash Amount, and using Final Aggregate Equity Amount in lieu of Estimated Aggregate Equity Amount, and otherwise using the components of Estimated Closing Consideration as set forth in the definition of Estimated Closing Consideration.  If the Final Closing Consideration is less than the Estimated Closing Consideration paid at the Closing (such amount, the “Deficiency Amount”), Purchaser shall be paid and have deposited promptly (but in any event within five (5) Business Days after the Final Working Capital Amount, Final Closing Cash, Final Closing Indebtedness and Final Transaction Expenses have been agreed upon or determined by the Independent Accountant), by wire transfer from the Escrow Account, an amount in cash equal to the Deficiency Amount; provided, however, in no event shall any Unitholder have personal liability for payment of such amount or any portion thereof, and Purchaser’s sole recourse with respect thereto shall be the Escrow held by the Escrow Agent.  If the Final Closing Consideration is greater than the Estimated Closing Consideration paid at the Closing (such amount, the “Excess Amount”), Purchaser shall promptly (but in any event within five (5) Business Days after the Final Working Capital Amount, Final Closing Cash, Final Closing Indebtedness and Final Transaction Expenses have been agreed upon or determined by the Independent Accountant) pay and deliver, or cause to be paid and delivered, to and deposit with the Paying Agent, on behalf of and as agent of the Unitholders, an amount equal to the Excess Amount, which, together with any Remaining Amount, shall be payable in the form of consideration specified with respect to each Unitholder in Section 3.2(a)(iv).  If any Escrow remains in the Escrow Account after the payment of the Deficiency Amount or Excess Amount, as the case may be (which shall be the entirety of the Escrow in the case of a payment of the Excess Amount) (such amount, the “Remaining Amount”), then (a) the portion of the Remaining Amount payable to Unitholders in cash in accordance with Section 3.2(a)(iv) shall be released to the Paying Agent (on behalf of and as agent for the Unitholders) by wire transfer from the Escrow Account, and (b) Purchaser shall, for the benefit of the Unitholders, issue and deposit with the Paying Agent, for delivery to each such Unitholder certificates or evidence of book-entry shares or limited partnership units, as the case may be, representing whole Parent Class A Shares or Purchaser Units issuable pursuant to Section 3.2(a)(ii)(A) and in accordance with Section 3.2(a)(iv), and upon deposit thereof, Purchaser shall be entitled to return of an amount of cash equal to the value of the securities so deposited (as determined in accordance with Section 3.2(a)(iii)). Purchaser and the Securityholder Representative hereby agree to deliver joint written instructions to the Escrow Agent (i) within (5) Business Days after the Final Working Capital Amount, Final Closing Cash, Final Closing Indebtedness and Final Transaction Expenses have been agreed upon or determined by the Independent Accountant to deliver promptly from the Escrow Account all funds to be delivered in accordance with this Section 3.4(f) and (ii) within five (5) Business Days after Purchaser shall have made the issuance and deposit with the Paying Agent referred to in clause (b) above, to deliver promptly from the Escrow Account to Purchaser an amount in cash equal to the value (as determined pursuant to Section 3.2(a)(iii)) of the securities so deposited by Purchaser.

(g)Each of the Estimated Closing Statement (including the Estimated Working Capital Amount, Estimated Cash, Estimated Closing Indebtedness and Estimated Transaction Expenses) and the Closing Statement (including the Final Working Capital, Final Closing Cash, Final Closing Indebtedness and Final Transaction Expenses) shall be prepared and calculated in accordance with the definitions of such terms contained in the Agreement and Annex A and, except that the Estimated Closing Statement and the Closing Statement (and all calculations set forth in each) shall: (i) not include any purchase accounting or other adjustment arising out of the consummation of the Transactions, (ii) be based on facts and circumstances as they exist up to the Closing (or at the Adjustment Time, as applicable) and shall exclude the effect of any act, decision or event occurring after the Closing; (iii) include the same line items (and only those line items) set forth in the Sample Calculations; and (iv) utilize those policies and procedures set forth on Annex A.

Section 3.5Escrow.  At the Closing, Purchaser shall, on behalf of the Unitholders, deliver to Citibank, N.A. (the “Escrow Agent”), as agent to Purchaser and the Unitholders, the Escrow in accordance with the provisions of Section 3.2(b)(i)(2), which Escrow shall be held by the Escrow Agent in an escrow account (the “Escrow Account”) in accordance with the Escrow Agreement and used for the purposes of any payments payable to Purchaser or the Unitholders pursuant to Section 3.4.

Section 3.6Securityholder Representative Account.  If any Securityholder Representative Funds remain in the Securityholder Representative Account after payment of all Securityholder Representative Expenses (such amount, the “Leftover Amount”), which shall be payable in the form of consideration specified with respect to each Unitholder in Section 3.2(a)(iv), (a) then the portion of the Leftover Amount payable to Unitholders in cash in accordance with Section 3.2(a)(iv) shall be released to the Paying Agent (on behalf of and as agent for the Unitholders) by wire transfer from the Securityholder Representative Account, and (b) Purchaser shall, for the benefit of the Unitholders, issue and deposit with the Paying Agent, for delivery to each such Unitholder certificates or evidence of book-entry shares or limited partnership units, as the case may be, representing whole Parent Class A Shares or Purchaser Units issuable pursuant to Section 3.2(a)(ii)(C) and in accordance with Section 3.2(a)(iv), and upon deposit thereof, Purchaser shall be entitled to return of an amount of cash equal to the value of the securities so deposited (as determined in accordance with Section 3.2(a)(iii)). Securityholder Representative hereby agrees that after Purchaser shall have made the issuance and deposit referred to in clause (b) above, it shall promptly release and deliver to Purchaser an amount in cash equal to the value (as determined pursuant to Section 3.2(a)(iii)) of the securities so deposited by Purchaser.

Section 3.7Closing of the Company Transfer Books.  At the Effective Time, the unit transfer books of the Company shall be closed and no transfer of Units shall thereafter be made.

Article IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth on the Company Disclosure Schedule, the Company hereby represents and warrants to Purchaser and Merger Sub as follows:

Section 4.1Status.  Each of the Company and its Subsidiaries is duly formed or organized and validly existing under the Laws of its governing jurisdiction and each (a) has all requisite corporate, limited liability company or partnership power and authority to own, lease and operate its properties, rights and assets and to carry on its business as it is now being conducted, except where the failure to be in good standing or to have such requisite corporate, limited liability company or partnership power and authority would not constitute a Company Material Adverse Effect, and (b) is duly qualified or licensed to do business and is in good standing in each of the jurisdictions in which the ownership, operation or leasing of its properties, rights and assets and the conduct of its business requires it to be so qualified or licensed, except where the failure to have such power and authority or to be so qualified or licensed and in good standing would not reasonably be expected to have a Company Material Adverse Effect.  The Company has made available true, complete and correct copies of its and its Subsidiaries’ organizational documents, in each case as amended and in effect as of the date of this Agreement.  The Company and each of its Subsidiaries is not in violation of any provision of its respective organizational documents.

Section 4.2Authorization; Enforceability.

(a)The Company has all requisite power and authority to execute and deliver this Agreement and the other Transaction Agreements, to perform its obligations hereunder and to consummate the Transactions.  The execution and delivery of this Agreement and the other Transaction Agreements by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by the board of managers of the Company and no other limited liability company proceedings are necessary for the Company to authorize this Agreement or the other Transaction Agreements or to consummate the Transactions, subject to filing the Certificate of Merger with the Secretary of State of the State of Delaware.  This Agreement has been and the other Transaction Agreements will be duly executed and delivered by the Company, and (assuming the due and valid authorization, execution and delivery by the other parties hereto) this Agreement constitutes and each of the other Transaction Agreements will constitute a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(b)The board of managers of the Company has determined that the Transactions (including the Merger) are fair to, and in the best interests of, the Company and the Unitholders. Neither the execution, delivery or performance of the Transactions by the Company, nor the consummation by the Company of the Transactions, will require any other permit, authorization, consent or approval from any Unitholder other than those that have been granted or made prior to the execution of this Agreement.

(c)In accordance with the LLC Agreement, the Preferred Unitholders have informed the Company in writing that they do not intend to convert any of the Preferred Units to Class E Units prior to the consummation of the Transaction.

Section 4.3No Conflict.  Assuming all Governmental Filings and waiting periods described in or contemplated by Section 4.4 have been obtained or made, or have expired, the execution and delivery of this Agreement and the other Transaction Agreements by the Company and the consummation by the Company of the Transactions will not (a) violate any applicable Law to which the Company or its Subsidiaries are subject, (b) whether with or without notice, lapse of time or both, conflict with, result in a violation or breach of, or constitute a default under, result in the acceleration, termination or cancellation of or create in any party the right to receive notice under, accelerate, terminate or cancel any Company Contract or result in the creation of any liens on any assets of the Company or its Subsidiaries or (c) violate the certificate of limited partnership, certificate of formation, LLC Agreement or other organizational documents of the Company or its Subsidiaries, other than, in the case of clauses (a) and (b) above, any such violations, defaults, conflicts, breaches, accelerations, terminations, cancellations or rights that would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.4Governmental Filings.  No filings or registrations with, notifications to, or authorizations, consents, waivers or approvals of, a Governmental Entity (collectively, “Governmental Filings”) are required to be obtained or made by the Company or its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Transactions, except (a) compliance with and filings under the HSR Act, (b) the filing of the Certificate of Merger or other documents as required by the DLLCA and (c) such other Governmental Filings, the failure of which to be obtained or made would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.5Capital Structure.

(a)As of the date hereof, the Company has (i) 10,770 Class A Units issued and outstanding, (ii) 23,675 Class B Units issued and outstanding, (iii) 5,039 Class C Units issued and outstanding, (iv) 11,348 Class D Units issued and outstanding, (v) zero Class E Units issued and outstanding and (vi) 46,017 Preferred Units issued and outstanding.  A true and complete list, as of the date hereof, of the record holders of all equity interests of the Company and the amount and class of such equity interest such holders own, in each case as of the date hereof, is set forth on Section 4.5(a) of the Company Disclosure Schedule.

(b)The Units are duly authorized, validly issued, fully paid and nonassessable, were not and will not be issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar rights, and are free and clear of Encumbrances.  Section 4.5(b) of the Company Disclosure Schedule sets forth any (i) outstanding obligations, options, phantom equity interests, warrants, convertible securities or other rights, agreements or commitments relating to the equity interests of the Company or obligating the Company to issue or sell or otherwise transfer equity interests of the Company, (ii) outstanding obligations of the Company to repurchase, redeem or otherwise acquire equity interests of the Company or to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person or (iii) voting trusts, equity holder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of the equity interests of the Company.  There are fewer than thirty-five (35) Unitholders and no Unitholder has any “tag-along” or similar rights with respect to the Units that could be exercised in connection with the Transactions.

(c)Section 4.5(c) of the Company Disclosure Schedule sets forth, as of the date hereof, a list of all Subsidiaries of the Company, including its name, its jurisdiction of incorporation or organization, its authorized and outstanding capital stock (or other equity interests) and the percentage of its outstanding capital stock (or other equity interests) owned by the Company or a Subsidiary of the Company (as applicable).  The shares of outstanding capital stock (or other equity interests) of the Subsidiaries of the Company are duly authorized, validly issued, fully paid and nonassessable and have not been issued in violation of any preemptive or similar rights, and are held of record by the Company or a Subsidiary of the Company (as applicable), free and clear of Encumbrances.  There are no (i) outstanding obligations, options, warrants, convertible securities or other rights, agreements or commitments relating to the capital stock (or other equity interests) of the Subsidiaries of the Company or obligating the Company or its Subsidiaries to issue or sell or otherwise transfer shares of the capital stock (or other equity interests) of the Subsidiaries of the Company, (ii) outstanding obligations of the Subsidiaries of the Company to repurchase, redeem or otherwise acquire shares of their respective capital stock (or other equity interests) or to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person or (iii) voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of shares of capital stock (or other equity interests) of the Subsidiaries of the Company.

(d)Other than the Subsidiaries of the Company, there are no Persons in which any of the Company or its Subsidiaries owns any equity interest.

Section 4.6Financial Statements.

(a)The Company has previously provided Purchaser with (i) the audited balance sheets of the Company and its Subsidiaries for its fiscal years ending on December 31, 2017, 2016 and 2015 and the related statements of operations and members’ deficit and statements of cash flow for each year (the “Audited Financial Statements”) and (ii) an unaudited balance sheet of the Company and its Subsidiaries for the six (6) month period ending on June 30, 2018 (the “Latest Balance Sheet” and the date thereof, the “Latest Balance Sheet Date”) and related statements of operations and members’ deficit and statements of cash flow for the six (6) month period then ended (the “Unaudited Financial Statements”, and together with the Audited Financial Statements, the “Financial Statements”).

(b)In each case, (i) the Financial Statements have been prepared in accordance with GAAP (subject, in the case of the Unaudited Financial Statements, to the absence of full footnote disclosures and schedules and normal year-end audit adjustments), and (ii) the Financial Statements present fairly in all material respects, as of their respective dates and for the periods set forth therein, the financial condition, operating results and cash flows of the Company and its Subsidiaries.

(c)Since January 1, 2015, (i) neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any director, officer, employee, auditor or accountant of the Company or any of its Subsidiaries, has received any written material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of the Company or any of its Subsidiaries or their respective internal accounting controls, including any written material complaint, allegation, assertion or claim that the accounting or auditing practices of the Company or any of its Subsidiaries are improper in any material respect, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has, to the Knowledge of the Company, reported evidence of a material violation of securities Laws, material breach of fiduciary duty or similar material violation by the Company or any of its Subsidiaries or their respective officers, directors or employees to the board of managers of the Company or any committee thereof or any director or officer of the Company.

Section 4.7Undisclosed Liabilities.  Neither the Company nor any of its Subsidiaries has any liabilities of any kind that would have been required to be reflected in, reserved against or otherwise described on the face of a balance sheet in accordance with GAAP other than (i) those reflected on the Financial Statements, (ii) liabilities incurred in the ordinary course of business after the Latest Balance Sheet Date, (iii) liabilities incurred in connection with the Transactions or (iv) liabilities which would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

Section 4.8Absence of Certain Changes or Events.  (a) From the Latest Balance Sheet Date to the date of this Agreement (i) except in connection with the Transactions, the Company and its Subsidiaries have conducted their businesses in the ordinary course consistent with past practice in all material respects and (ii) none of the Company and its Subsidiaries has taken any action which, if taken after the date hereof, would have required the prior consent of Purchaser pursuant Section 6.1 hereof, and (b) since the Latest Balance Sheet Date, there has not been a Company Material Adverse Effect.

Section 4.9Legal Proceedings.

(a)Except as is not materially adverse to the Company and its Subsidiaries, taken as a whole neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of the Company, threatened, Actions of any nature against the Company or any of its Subsidiaries or any of their current or former directors, managers or executive officers or, as of the date of this Agreement, challenging the validity or propriety of the Transactions.

(b)Except as is not materially adverse to the Company and its Subsidiaries, in each case, taken as a whole, (i) none of the Company or its Subsidiaries is subject to a Governmental Order, and (ii) neither the Company nor any of its Subsidiaries is in breach or violation of any Governmental Order.

Section 4.10Compliance with Applicable Laws.

(a)The Company and its Subsidiaries hold, and have held at all times since January 1, 2015, all licenses, franchises, permits and authorizations of Governmental Entities (collectively, “Permits”) necessary for the lawful conduct of their businesses and ownership of their properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such Permit (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, and, to the Knowledge of the Company, no suspension or cancellation of any such necessary Permit is threatened.

(b)The Company and its Subsidiaries have since January 1, 2015, (i) complied with and are not in default or violation under any applicable Law or policy and/or guideline of any Governmental Entity relating to each of the Company and its Subsidiaries, including (to the extent applicable to the Company and its Subsidiaries) all Laws related to data protection or privacy, the USA PATRIOT Act, the Foreign Corrupt Practices Act, and the Sarbanes-Oxley Act, (ii) been conducting operations at all times in compliance in all material respects with Anti-Money Laundering Laws and (iii) established and maintained a system of internal controls designed to provide compliance by the Company and its Subsidiaries with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws, except where, in the case of clauses (i), (ii) or (iii), the failure to comply would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

Section 4.11Tax Matters.

(a)The Company and each of its Subsidiaries have filed all income and other material Tax Returns required to be filed by it. The Company and each of its Subsidiaries have paid or caused to be paid all Taxes shown thereon as due and owing.

(b)Neither the Company nor any of its Subsidiaries has consented to extend the time in which any Tax may be assessed or collected by any taxing authority, which extension remains in effect.

(c)Neither the Company nor any of its Subsidiaries has requested or been granted an extension of the time for filing any Tax Return to a date later than the Closing Date, which extension is currently in effect.

(d)No written claim has ever been made by a Tax authority in a jurisdiction where the Company or one of its Subsidiaries does not file Tax Returns that the Company or the applicable Subsidiary is or may be subject to taxation by that jurisdiction.

(e)No dispute, audit, investigation, proceeding or claim concerning any Tax liability of the Company or its Subsidiaries is currently pending with a Governmental Entity.

(f)Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax allocation, Tax sharing or Tax indemnity Contract (other than any Contract solely among the Company and its Subsidiaries or any Contract that is not primarily related to Taxes).

(g)There are no Encumbrances for Taxes on the assets or properties of the Company or any of its Subsidiaries (other than Permitted Encumbrances).

(h)The Company and each Subsidiary has withheld or collected all material Taxes required by Law to have been withheld or collected and, to the extent required, paid over such Taxes to the appropriate Governmental Entities.

(i)Neither the Company nor any of its Subsidiaries is, or has ever been, a party to, or otherwise participated in, a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(j)The Company is treated as a partnership for U.S. federal income Tax purposes and has since its formation been treated as either a partnership or disregarded entity for U.S. federal income tax purposes.  Each of the Company’s Subsidiaries is treated as an entity disregarded from its owner for U.S. federal Tax purposes and has since its formation been treated as either a partnership or disregarded entity for U.S. federal income Tax purposes.  As of the date hereof, neither the Company nor any of its Subsidiaries has made (i) an entity classification election pursuant to Treasury Regulation Section 301.7701-3(c) to be classified as an association taxable as a corporation or (ii) an election under Section 1101(g)(4) of the Bipartisan Budget Act of 2015 pursuant to Treasury Regulation Section 301.9100-22.

(k)The Class B Units, Class C Units and Class D Units are “profits interests” for U.S. federal income Tax purposes, with no liquidation value at the time such Units were granted, and the Company has not taken any action, including any inconsistent tax reporting position, that is inconsistent with such treatment. Each holder of Class B Units, Class C Units and Class D Units (a) has filed a valid and timely election under Section 83(b) with respect to each grant of such Units, (b) has been issued a Schedule K-1 for any period that such holder held such Units if a Schedule K-1 has been provided to other partners for the applicable tax periods, (c) has been allocated a share of partnership income with respect to such vested and unvested Units, if such holder would have been allocated such items of income pursuant to the partnership agreement, determined without taking into account any vesting requirements, (d) has not received any compensation payments that were subject to payroll taxes or income tax withholding and (e) has held such Units for at least two (2) years prior to the date hereof, in each case except as set forth on Section 4.11(k) of the Company Disclosure Schedule.

(l)Notwithstanding anything in this Agreement to the contrary, the representations and warranties set forth in this Section 4.11 and Section 4.12 (to the extent related to Tax matters) represent the sole and exclusive representations and warranties of the Company with respect to Tax matters.

Section 4.12Employee Benefit Plans.

(a)Section 4.12(a) of the Company Disclosure Schedule contains a correct and complete list of all material Company Benefit Plans and material Company Benefit Arrangements. The Company has made available to Purchaser complete and correct copies of the following documents with respect to each material Company Benefit Plan and material Company Benefit Arrangement, to the extent applicable: (i) all plan documents, and written descriptions of all material non-written agreements relating to any such plan or arrangement; (ii) the most recent Form 5500, including all schedules thereto, annual report, financial statements and any related actuarial reports; (iii) the most recent summary plan description and summaries of material modifications thereto; (iv) all material notices or other communications received from the IRS, Department of Labor, or any other Governmental Entity on or after January 1, 2016; and (v) employee manuals or handbooks containing personnel or employee relations policies.

(b)Each Qualified Plan has received a favorable determination letter, or is the subject of a favorable advisory or opinion letter as to its qualification, issued by the IRS to the effect that such plan is qualified and the trust related thereto is exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and, to the Knowledge of the Company, no act or omission in the operation of such plan has occurred that would be reasonably likely to adversely affect its qualified status. Each Company Benefit Plan and each Company Benefit Arrangement has been established, maintained and administered in all material respects in accordance with its terms, and with all applicable Laws, including, without limitation, ERISA and the Code (including without limitations, Section 409A of the Code). With respect to each Company Benefit Plan, to the Knowledge of the Company, (i) no non-exempt transactions prohibited by Code Section 4975 or ERISA Section 406 and (ii) no act or omission has occurred, which in either event would be reasonably likely to result in a material liability to the Company or its Subsidiaries, taken as a whole.

(c)Except as provided on Section 4.12(c) of the Company Disclosure Schedule, neither the Company nor any Subsidiary has, within six (6) years prior to the date of this Agreement, maintained, sponsored or been required to contribute to any Pension Plan or a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or a “multiple employer plan” as defined in Section 413(c) of the Code.  There are no current or contingent Liabilities that would reasonably be expected to be imposed upon the Company or any Subsidiary with respect to any Pension Plan maintained by an ERISA Affiliate.

(d)There are no pending or, to the Knowledge of the Company, threatened claims (other than routine benefit claims and proceedings with respect to qualified domestic relations orders) relating to any Company Benefit Plans or Company Benefit Arrangements (including any such claim against any fiduciary of any such Company Benefit Plan or Company Benefit Arrangement). No Company Benefit Plan or Company Benefit Arrangement has received notice of an audit or examination (or potential audit or examination) by any Governmental Entity (including the IRS and the Department of Labor).

(e)No Company Benefit Plan or Company Benefit Arrangement contains any provision or is subject to any Law that, as a result of the Transactions or upon related, concurrent, or subsequent employment termination, would (i) increase, accelerate, require the funding of or vest any compensation or benefit, (ii) require severance, termination or retention payments, (iii) limit the right to merge, amend or terminate such Company Benefit Plan or Company Benefit Arrangement, (iv) forgive any indebtedness, (v) require or provide any payment or compensation that would constitute an “excess parachute payment” under Section 280G of the Code, or (vi) promise or provide any tax gross ups or tax indemnification including under Sections 280G, 4999 or 409A of the Code.

(f)Except as otherwise provided in Section 6.2(d) of this Agreement, none of the Senior Advisors of the Company or any of its Subsidiaries are entitled to receive any payments or benefits from the Company or any of its Subsidiaries on or after the Closing Date, other than pursuant to this Agreement in respect of Units held by such persons.

(g)No Company Benefit Plan or Company Benefit Arrangement provides (i) post-employment life insurance, disability or medical benefits except as required by COBRA or other applicable Laws or (ii) for the deferral of compensation, other than any deferred amounts which are fully funded.

(h)Neither the Company nor any Subsidiary maintains or has maintained any Benefit Plan or Benefit Arrangement covering any current or former employee of the Company or any Subsidiary that is or was subject to the Laws of any jurisdiction outside of the United States.

Section 4.13Labor Matters.

(a)Neither the Company nor any of its Subsidiaries are the subject of any unfair labor practice charge in connection with the conduct of the business of the Company or any of its Subsidiaries.

(b)No material legal proceeding, claim, charge or complaint against the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, has been threatened or is reasonably anticipated relating to any labor, wages, hours, overtime, safety or discrimination involving any contractor, or current or former employee of the Company or any of its Subsidiaries.

(c)The Company and each of its Subsidiaries are and have since January 1, 2015 been in material compliance with all applicable Laws relating to the employment of labor, including all such Laws relating to employment discrimination, civil rights, labor relations, safety and health, workers’ compensation, unemployment insurance, disability, meal and rest breaks, timekeeping, fair employment practices, payment of wages, hours and overtime, social benefits contributions, severance pay, the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar foreign, state or local “mass layoff” or “plant closing” Laws, collective bargaining, collection and payment of tax withholding or social security taxes and any similar tax, leaves of absence, immigration, employee benefits, equal opportunity, classification of employees as exempt and non-exempt, classification of consultants, classification of partners, and affirmative action.

(d)Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, trade union agreement, works council or employee representative agreement. There have been no labor unions or other organizations representing or, to the Knowledge of the Company, purporting or attempting to represent any employee of the Company or any of its Subsidiaries. To the Knowledge of the Company, since January 1, 2015, no employee of the Company or any of its Subsidiaries has attempted to organize a labor union or other organization to represent any employee of the Company or any of its Subsidiaries.  There is no current, pending or, to the Knowledge of the Company, threatened strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity with respect to any current employee of the Company or any of its Subsidiaries.

(e)Prior to the date hereof, no employee of the Company or any of its Subsidiaries with a title of Principal or higher has given written notice to the Company or any of its Subsidiaries that such employee intends to terminate his or her employment. As of the date hereof, to the Knowledge of the Company, the Company does not have a basis to terminate any employee with a title of Partner or Principal, for Cause.

(f)Since January 1, 2015, no written allegations of sexual harassment or unlawful sexual misconduct have been made to the Company or any of its Subsidiaries against the Chief Executive Officer in his capacity as an employee of the Company or any of its Subsidiaries.

Section 4.14Company Contracts.

(a)Section 4.14(a) of the Company Disclosure Schedule identifies Contracts in effect as of the date of this Agreement to which any of the Company or its Subsidiaries is a party or by which any of them is otherwise expressly bound, which are in the categories listed below, other than a Company Benefit Plan or Company Benefit Arrangement (collectively, the “Company Contracts”):

(i)any limited liability company, partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture, other than any such limited liability company, partnership or joint venture that is a Subsidiary of the Company;

(ii)any Contract (i) that provides for exclusivity, rights of first refusal, rights of first offer, “most favored nations” or similar rights, in each case, in favor of any third party or (ii) containing a covenant not to compete that materially impairs the ability of the Company or its Subsidiaries to freely conduct their respective businesses in any geographic area;

(iii)any Contract evidencing or guaranteeing indebtedness for borrowed money in excess of $250,000;

(iv)any Contract that commits capital expenditures after the date hereof in an amount in excess of $250,000;

(v)any Contract relating to the future disposition or acquisition of any assets and properties, or any material ownership interest in any other Person (other than the Subsidiaries of the Company), in each case, individually or in the aggregate material to the business of the Company and its Subsidiaries;

(vi)any Contract entered into outside of the ordinary course of business between or among the Company or its Subsidiaries, on the one hand, and any Unitholder, officer, manager, director or Affiliate (other than the Company or any of its Subsidiaries) of a Unitholder, on the other hand;

(vii)any Contract by which either the Company or any of its Subsidiaries grants or is granted any rights to any material Intellectual Property (other than commercially available software licenses or services agreements available on standard terms and non-exclusive licenses granted by the Company or its Subsidiaries in the ordinary course of business);

(viii)any other Contract, not otherwise covered by clauses (i) through (vii) of this Section 4.14(a) or Section 4.14(c), that requires payments by any of the Company or its Subsidiaries in excess of $750,000 during the current fiscal year which is not terminable on less than ninety (90) days’ notice without penalty and has not been entered into in the ordinary course of business.

(b)Except as would not have a Company Material Adverse Effect, each Company Contract (A) constitutes a valid and binding obligation of the Company or the Subsidiary of the Company, in each case, that is a party thereto and (B) assuming such Company Contract is a valid and binding obligation of and enforceable against the other parties thereto, is enforceable against the Company, or the Subsidiary of the Company, in each case, that is a party thereto, except as limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).  None of the Company and its Subsidiaries is in breach or default under any Company Contract (and none of the Company and its Subsidiaries has given notice of a material breach or default to any other party thereunder), except, in each case, where such breach or default, would not reasonably be expected to have a Company Material Adverse Effect. To Knowledge of the Company, no facts or circumstances have arisen as of the date of this Agreement that would cause or would reasonably be expected to cause a breach, default or termination of any customer contract.

(c)The Company has made available to Purchaser a schedule (with the name of the customer parties redacted) listing the aggregate annual payments to be received under all Contracts in effect as of the date of this Agreement with the top 25 customers of the Company, based on estimated 2018 revenues.

Section 4.15Insurance.  Section 4.15 of the Company Disclosure Schedule contains a correct and complete list of all insurance policies maintained by or on behalf of the Company and its Subsidiaries with respect to their properties and assets.  All such insurance policies are in full force and effect (other than any policies that cease to be in full force and effect as a result of expiring in accordance with their terms).  All premiums due and payable under all such policies have been paid and the Company or its Subsidiaries, as applicable, is in compliance with the terms and conditions of such policies other than such nonpayment or non-compliance which would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.16Title to Assets; Real Property.

(a)Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have good and valid title to, or a valid right to use, their personal property, free and clear of all Encumbrances other than Permitted Encumbrances.

(b)The Company and its Subsidiaries do not own any real property.

(c)Section 4.16(c) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, the street address of the properties that are leased and subleased by the Company or any of its Subsidiaries (any such leased or subleased real property, the “Leased Real Property,” and any such lease or sublease, a “Company Lease”) as lessee, sublessee or sublessor.  Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Lease (A) constitutes a valid and binding obligation of the Company or a Subsidiary of the Company party thereto and (B) assuming such Company Lease is a valid and binding obligation of, and enforceable against, the other parties thereto, is enforceable against the Company or the Subsidiary of the Company that is a party thereto, except as limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity), (ii) none of the Company or its Subsidiaries is in breach or default under any Company Lease and (iii) the Company or one of its Subsidiaries has valid leasehold estates in all Leased Real Property, free and clear of all Encumbrances other than Permitted Encumbrances.

Section 4.17Intellectual Property.

(a)Section 4.17(a) of the Company Disclosure Schedule sets forth, for Intellectual Property owned by any of the Company and its Subsidiaries, a list of all (i) patents and patent applications, (ii) trademark applications and registrations, (iii) copyright applications and registrations, and (iv) all Internet domain names. All such listed Intellectual Property is subsisting and unexpired, and to the Knowledge of the Company, valid and enforceable.

(b)The Company and its Subsidiaries are the sole and exclusive owners of all Intellectual Property owned by or purported to be owned by the Company or any of its Subsidiaries (“Owned Intellectual Property”) and have valid rights to use all Intellectual Property, other than Owned Intellectual Property, that is used in the business of the Company and its Subsidiaries (collectively, the “Licensed Intellectual Property”), free and clear of all Encumbrances (other than Permitted Encumbrances); provided that the foregoing representation will not be read as a non-infringement representation.

(c)Except as would not have a Company Material Adverse Effect:

(i)To the Knowledge of the Company, the conduct of the business of the Company  and its Subsidiaries does not infringe, misappropriate or otherwise violate and has not infringed, misappropriated or otherwise violated any Person’s Intellectual Property rights.  There are no claims pending or threatened in writing against any of the Company or its Subsidiaries alleging any such infringement, misappropriation or violation.  To the Knowledge of the Company no Person is infringing, misappropriating or otherwise violating or has infringed, misappropriated or otherwise violated any Owned Intellectual Property.

(ii)The Company and its Subsidiaries have taken and use commercially reasonable measures to preserve and maintain and protect the confidentiality, integrity and security of the IT Systems they own (and all software, information and data (including Personal Information) stored therein). To the Knowledge of the Company, the IT Systems are adequate for the operation of the business of the Company and its Subsidiaries.  As of the date hereof, to the Knowledge of the Company, there has been no data breach, unauthorized access to or unauthorized use of the owned IT Systems (or any software, information or data (including Personal Information) stored therein).

(iii)The Company and its Subsidiaries have taken commercially reasonable steps to maintain and protect the confidentiality of all material Trade Secrets included in the Owned Intellectual Property. No material Trade Secret included in the Owned Intellectual Property has been authorized to be disclosed or, to the Knowledge of the Company, has been actually disclosed to any Person other than pursuant to a written confidentiality contract restricting the disclosure and use thereof.

(iv)The Company and its Subsidiaries have since January 1, 2015 complied in all material respects with (i) all of the Company’s or its Subsidiaries’ posted policies or policies otherwise communicated to third parties regarding Personal Information (“Company Privacy Policies”), (ii) all Privacy Laws, and (iii) all contractual commitments that the Company or its Subsidiaries have entered into with respect to Personal Information.  Neither the Company, nor any of its Subsidiaries is a party to or the subject of any pending Action (or has received notice of any threatened Action) that alleges that the Company, a Subsidiary of the Company, or any Person acting on its behalf has violated any Privacy Laws or Company Privacy Policies.

Section 4.18Affiliate Transactions.  There are no Contracts providing for the provision of material services between any of the Company or its Subsidiaries, on the one hand, and any Unitholder or any officer, manager, director or Affiliate (other than the Company or its Subsidiaries) of a Unitholder, on the other hand.

Section 4.19Brokers.  No broker, investment banker, financial advisor or other Person, the fees and expenses for which shall be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of the Company or any of its Affiliates.

Section 4.20DISCLAIMER OF WARRANTIES.  NOTWITHSTANDING ANY PROVISION OF THIS AGREEMENT TO THE CONTRARY, THE COMPANY DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES TO PURCHASER, MERGER SUB OR ANY OTHER PERSON IN CONNECTION WITH THE TRANSACTIONS, EXCEPT AS SPECIFICALLY SET FORTH IN THIS Article IV.  ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED, ARE DISCLAIMED BY THE COMPANY.

Article V

REPRESENTATIONS AND WARRANTIES OF PARENT, PURCHASER AND MERGER SUB

Except as disclosed in any report, schedule or form filed with, or furnished to, the SEC by Parent and publicly available at least two (2) Business Days prior to the date of this Agreement, in each case filed with and made publicly available on or after January 1, 2018 (excluding any disclosures set forth in any “risk factor” or “forward-looking statements” section) or any other disclosures that are cautionary, predictive or forward-looking in nature, and excluding any exhibits thereto) where the relevance of the information as an exception to, or disclosure for purposes of, a particular representation is reasonably apparent on the face of such disclosure (provided, that this exception shall not apply to any to the representations and warranties in Section 5.5(a)), Parent, Purchaser and Merger Sub, jointly and severally, represent and warrant to the Company as follows:

Section 5.1Status.  Each of Parent and its Significant Subsidiaries (as defined below) is duly incorporated or organized and validly existing under the Laws of its governing jurisdiction and each (a) has all requisite corporate, limited liability company or partnership power and authority to own, lease and operate its properties, rights and assets and to carry on its business as it is now being conducted, except where the failure to be in good standing or to have such requisite corporate, limited liability company or partnership power and authority would not constitute a Parent Material Adverse Effect and (b) is duly qualified or licensed to do business and is in good standing in each of the jurisdictions in which the ownership, operation or leasing of its properties, rights and assets and the conduct of its business requires it to be so qualified or licensed, except where the failure to have such power and authority or to be so qualified or licensed and in good standing would not reasonably be expected to have  a Parent Material Adverse Effect. Parent and each of its Significant Subsidiaries is not in violation of any provision of its respective organizational documents, except where a violation would not have a material adverse effect on Parent and its Significant Subsidiaries taken as a whole or have a material adverse effect on the ability of Parent to consummate the Transactions.

Section 5.2Authorization; Enforceability.  Parent, Purchaser and Merger Sub each have all requisite power and authority to execute and deliver this Agreement and the other Transaction Agreements and to consummate the Transactions.  The execution and delivery of this Agreement and the other Transaction Agreements by each of Parent, Purchaser and Merger Sub and the consummation by each of Parent, Purchaser and Merger Sub of the Transactions have been duly and validly authorized, and no other corporate, limited liability company or partnership proceedings are necessary for Parent, Purchaser or Merger Sub to authorize this Agreement or the other Transaction Agreements or to consummate the Transactions.  This Agreement has been and the other Transaction Agreements will be duly executed and delivered by each of Parent, Purchaser and Merger Sub and (assuming due authorization, execution and delivery by the other parties hereto) this Agreement constitutes and each of the other Transaction Agreements will constitute a valid and binding obligation of each of Parent, Purchaser and Merger Sub, enforceable against Parent, Purchaser and Merger Sub, in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). The Parent Class A Shares to be issued in the Merger have been validly authorized and, when issued, will be validly issued, fully paid and nonassessable, and no Person will have any preemptive right or similar rights in respect thereof. The Purchaser Units to be issued in the Merger have been validly authorized and, when issued, will be validly issued, fully paid and nonassessable, and no Person will have any preemptive right or similar rights in respect thereof. Parent, as the general partner of Purchaser, has duly authorized the admission as limited partners of Purchaser all Unitholders that receive Purchaser Units in connection with the Transactions.

Section 5.3No Conflict.  Assuming all Governmental Filings and waiting periods described in or contemplated by Section 5.4 have been obtained or made, or have expired, the execution and delivery of this Agreement and the other Transaction Agreements by Parent, Purchaser and Merger Sub and the consummation by each of Parent, Purchaser and Merger Sub of the Transactions will not (a) violate any applicable Law to which any of Parent, Purchaser or Merger Sub are subject, (b) violate the charter, bylaws, limited liability company agreement or other organizational documents of any of Parent, Purchaser or Merger Sub, other than any such violations that would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.4Governmental Filings.  No Governmental Filings are required to be obtained or made by any of Parent, Purchaser, Merger Sub or their respective Affiliates in connection with the execution and delivery of this Agreement or the other Transaction Agreements by Parent, Purchaser or Merger Sub or the consummation by each of Parent, Purchaser and Merger Sub of the Transactions, except (a) the filing of applications, filings and notices, as applicable, with the New York Stock Exchange (“NYSE”), (b) compliance with and filings under the Exchange Act, (c) compliance with and filings under the HSR Act, (d) the filing of the Certificate of Merger or other documents as required by the DLLCA, (e) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” Laws of various states in connection with the issuance of the Parent Class A Shares or Purchaser Units pursuant to this Agreement and (f) such other Governmental Filings, the failure of which to be obtained or made would not reasonably be expected to have a Parent Material Adverse Effect. As of the date hereof, Purchaser is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit the consummation by each of Parent, Purchaser and Merger Sub of the Transactions on a timely basis.

Section 5.5Merger Sub.

(a)All of the issued and outstanding limited liability company interests of Merger Sub are duly authorized and validly issued and is fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.  All of the issued and outstanding limited liability company interests of Merger Sub are, and at the Effective Time will be, owned, directly or indirectly, by Purchaser.

(b)Merger Sub has not conducted any business other than (i) incident to its formation for the sole purpose of carrying out the Transactions and (ii) in relation to this Agreement, the Merger and the other Transactions.

Section 5.6SEC Reports.

(a)Parent and each of its Subsidiaries have timely filed or furnished, as applicable, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file or furnish, as applicable, in the twelve (12) months period prior to the date hereof with any Governmental Entity, including any report, registration or statement required to be filed or furnished, as applicable, pursuant to the Laws of the United States, any state, any foreign entity, or any Governmental Entity, and have paid all fees and assessments due and payable in connection therewith, in each case, except where the failure to do so would not have a material adverse effect on Parent and its Significant Subsidiaries taken as a whole or have a material adverse effect on the ability of Parent to consummate the Transactions.

(b)An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since October 1, 2015 by Parent or any of its Subsidiaries pursuant to the Securities Act or the Exchange Act (together with those forms, reports and other documents filed by Parent with the SEC subsequent to the date of this Agreement, if any, the “Parent Reports”) has been made publicly available.  No such Parent Report (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date.  As of their respective dates, all Parent Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto.  No executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).  As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Parent Reports.

Section 5.7Financial Statements.

(a)The financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries, (ii) present fairly in all material respects, as of their respective dates and for the periods set forth therein, the financial condition, operating results and cash flows of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to the absence of full footnote disclosures and schedules and normal year-end audit adjustments), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.  The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP.  Deloitte & Touche LLP has not resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)Neither Parent nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included on a consolidated balance sheet of Parent, except for those liabilities that are reflected or reserved against on (i) the unaudited consolidated balance sheet of Parent included in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2018 and (ii) the audited consolidated balance sheet of Parent included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, in each case of clauses (i) and (ii) as set forth in the financial statements of Parent and its Subsidiaries (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2018 or in connection with this Agreement and the Transactions.

(c)The records, systems, controls, data and information of Parent and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected, either individually or in the aggregate, to have a Parent Material Adverse Effect.  Parent (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Parent, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s outside auditors and the audit committee of Parent’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Purchaser’s ability to record, process, summarize and report financial information, and (ii) to the knowledge of Parent, any fraud, whether or not material, that involves management or other employees who have a significant role in Purchaser’s internal controls over financial reporting.  To the knowledge of Purchaser, there is no reason to believe that Parent’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d)Since October 1, 2015, (i) neither Parent nor any of its Subsidiaries, nor, to the knowledge of Purchaser, any director, officer, employee, auditor or accountant of Parent or any of its Subsidiaries, has received any written material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Parent or any of its Subsidiaries or their respective internal accounting controls, including any written material complaint, allegation, assertion or claim that the accounting or auditing practices of Parent or any of its Subsidiaries are improper in any material respect, and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has, to the knowledge of Parent, reported evidence of a material violation of securities Laws, material breach of fiduciary duty or similar material violation by Parent or any of its Subsidiaries or their respective officers, directors or employees to the Board of Directors of Parent or any committee thereof or any director or officer of Parent.

Section 5.8Absence of Certain Changes or Events. Since the Latest Balance Sheet Date, no change or event has occurred that has had or would reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.9Compliance with Applicable Laws.

(a)Parent, Purchaser and Merger Sub hold, and have held at all times since October 1, 2015 (or the date of such entity’s formation, whichever is later), all Permits necessary for the lawful conduct of their businesses and ownership of their properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such Permit (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to be material to Parent, Purchaser and Merger Sub and their respective Subsidiaries taken as a whole, and, to the knowledge of Parent, Purchaser and Merger Sub, no suspension or cancellation of any such necessary Permit is threatened.

(b)PJT Partners LP (the “Broker-Dealer Subsidiary”) is a member in good standing of FINRA and each other Governmental Entity where the conduct of its business requires such membership, except where the failure to be in such good standing would not reasonably be expected to have a material and adverse effect on the Broker-Dealer Subsidiary. The Broker-Dealer Subsidiary currently maintains and, at all times since October 1, 2015, has maintained “net capital” (as such term is defined in Rule 15c3-1(c)(2) under the Exchange Act) equal to or in excess of the minimum “net capital” required to be maintained by it under the Exchange Act. None of the Broker-Dealer Subsidiary nor any “associated person” thereof (i) is or has been ineligible to serve as a broker-dealer or an associated person of a broker-dealer under Section 15(b) of the Exchange Act, (ii) is subject to a “statutory disqualification” as defined in Section 3(a)(39) of the Exchange Act or (iii) is subject to disqualification under Rule 506(d) of Regulation D under the Securities Act.  There is no Action pending or, to the Knowledge of the Partnership, threatened, that is reasonably likely to result in any such person being deemed ineligible as described in clause (i), subject to a “statutory disqualification” as described in clause (ii) or subject to disqualification as described in clause (iii).

(c)Parent, Purchaser and Merger Sub and their respective Subsidiaries have since October 1, 2015 (or the date of such entity’s formation, whichever is later), (i) complied with and are not in default or violation under any applicable Law or policy and/or guideline of any Governmental Entity relating to each of Parent, Purchaser and Merger Sub and their respective Subsidiaries, including (to the extent applicable to Parent, Purchaser and Merger Sub and their respective Subsidiaries) all Laws related to data protection or privacy, the USA PATRIOT Act, the Foreign Corrupt Practices Act, and the Sarbanes-Oxley Act, (ii) been conducting operations at all times in compliance in all material respects with Anti-Money Laundering Laws and (iii) established and maintained a system of internal controls designed to provide compliance by Parent, Purchaser and Merger Sub and their respective Subsidiaries with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws, except where, in the case of clauses (i), (ii) or (iii), the failure to comply would not reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.10Legal Proceedings.

(a)Except as would not reasonably be expected, either individually or in the aggregate, to have a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is a party to any, and there are no pending or, to Purchaser’s knowledge, threatened, Actions of any nature challenging the validity or propriety of the Transactions.

(b)There is no Governmental Order imposed upon Parent, any of its Subsidiaries or the assets of Parent or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to Parent or any of its Affiliates) that would reasonably be expected to have a Parent Material Adverse Effect.

Section 5.11Financing; Parent Class A Shares and Purchaser Units.  Purchaser has, and will have at Closing, all funds necessary to pay all amounts payable at the Closing and any other fees, expenses or other amounts payable in connection with the consummation of the Transactions and satisfy in full the obligations pursuant to this Agreement, including all fees and expenses of Purchaser, Merger Sub and their respective Affiliates, including in connection with the Transactions.  Each of Purchaser and Merger Sub affirms that it is not a condition to the Closing or to any of its other obligations under this Agreement that Purchaser or Merger Sub obtain financing for or related to any of the Transactions. Parent has, and will have at Closing or at such other time as it is required by this Agreement, sufficient funds immediately available and a sufficient number of Parent Class A Shares or Purchaser Units authorized and held in reserve in order to pay and perform all of its obligations under Section 6.17 and Section 10.19.  The issuance of Parent Class A Units and Purchaser Units to Unitholders at the Closing will be exempt from registration or qualification under the Securities Act and applicable state securities laws subject to the accuracy of the representations and warranties of the Unitholders set forth in the Letter of Transmittal.

Section 5.12Brokers.  No broker, investment banker, financial advisor or other Person, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of any of Purchaser, Merger Sub or their respective Affiliates.

Section 5.13Due Diligence by Purchaser.  Purchaser acknowledges that it has conducted to its satisfaction an independent investigation of the Company and the operations, assets, liabilities and financial condition of the Company in making the determination to proceed with the Transactions and has relied solely on the results of its own independent investigation and the representations and warranties in Article IV in connection with the Company and the subject matter of this Agreement.

Article VI

COVENANTS

Section 6.1Conduct of the Business. Except for matters set forth in Section 6.1 of the Company Disclosure Schedule or matters otherwise permitted or required by the terms of this Agreement or except as required by applicable Law, from the date of this Agreement to the earlier of the Effective Time and the Outside Date, the Company shall use commercially reasonable efforts to conduct its and its Subsidiaries’ businesses in the ordinary course of business consistent with past practice in all material respects, to keep intact their respective businesses in all material respects and to preserve their relationships in all material respects.  In addition (and without limiting the generality of the foregoing), except as set forth in Section 6.1 of the Company Disclosure Schedule or expressly permitted or required by the terms of this Agreement or except as required by applicable Law, from the date of this Agreement to the earlier of the Effective Time and the Outside Date, the Company shall not, and shall not permit any of their Subsidiaries to, do any of the following without the prior written consent of Purchaser:

(a)effect any amendment or change in its certificate of limited partnership or formation, the LLC Agreement or any other organizational document;

(b)adopt or effect a plan or agreement of liquidation, dissolution, restructuring, merger, consolidation, restructuring, recapitalization or other reorganization;

(c)(i) issue, sell, transfer, pledge, dispose of or suffer any Encumbrance on any limited liability company units or any other equity interests, (ii) grant any options, warrants or other rights to purchase or obtain any limited liability company units or any other equity interests, (iii) split, combine, subdivide or reclassify any limited liability company units or any other equity interests, (iv) declare, set aside or pay any non-cash dividend or make any other non-cash distribution (whether in stock, other equity interest, property or otherwise) with respect to any limited liability company units or any other equity interests or (v) redeem, purchase or otherwise acquire any limited liability company units or any other equity interests, including any rights, warrants or options to acquire the limited liability company units;

(d)(i) issue any note, bond or other debt security or incur or guarantee any indebtedness for borrowed money or otherwise become responsible for any indebtedness for borrowed money, (ii) cancel any debts or waive, release or compromise any claims or rights thereunder in excess of $250,000 or (iii) make any material loans, advances or capital contributions to, or investments in, any other Person;

(e)enter into or consummate any transaction involving the acquisition of the business, stock, assets or other properties of any other Person;

(f)sell, lease, license, abandon, allow to lapse or otherwise dispose of any material amount of assets or property (including Intellectual Property) for consideration in excess of $250,000;

(g)except as may be required as a result of a change in Law or in GAAP, change any of its accounting principles or practices;

(h)(i) make or rescind any material tax election with respect to the Company or its Subsidiaries (including making an entity classification election pursuant to Treasury Regulation Section 301.7701-3(c) to be classified as an association taxable as a corporation), (ii) change any annual accounting period, (iii) adopt or change any Tax accounting method, (iv) settle or compromise any Tax claim with respect to a material amount of Taxes, (v) consent to any extension or waiver of the limitations period for the assessment or collection of any material amount of Tax, (vi) file any amended material Tax Return, (vii) enter into any closing agreement relating to any material amount of Tax or (viii) surrender any claim for a material Tax refund;

(i)except as required to comply with Company Benefit Plans or Company Benefit Arrangements existing on the date of this Agreement, (i) adopt, enter into, terminate or amend any Company Benefit Plan or Company Benefit Arrangement or any collective bargaining agreement, other than amendments made in the ordinary course of business and as would not increase benefits or costs to the Company with respect to such Company Benefit Plans or Company Benefit Arrangements by more than a de minimis amount with respect to each such amendment; (ii) increase the compensation or benefits of, or agree to or pay any bonus to, any director, officer, employee, member, service provider or consultant or modify their terms of employment or engagement, other than increases in compensation in the ordinary course of business consistent with past practice with respect to employees who are below the level of Principal; (iii) amend or accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding equity compensation; (iv) grant or increase any bonus, incentive, severance, retention, change of control, equity, or performance awards or payments under any Company Benefit Plan or Company Benefit Arrangement or any agreement that would be a Company Benefit Plan or Company Benefit Arrangement if entered into prior to the date hereof; (v) take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan or Company Benefit Arrangement other than in the ordinary course of business; (vi) forgive any loans to directors, officers, employees, members, service providers or consultants of the Company or any of its Subsidiaries, or (vii) pay or vest any performance based amount or award in excess of the level earned based on actual performance;

(j)make, authorize or enter into any commitment with a third party for any capital expenditures in excess of $100,000 in the aggregate;

(k)cancel, modify, reduce or terminate any insurance policy without obtaining comparable substitute insurance coverage;

(l)terminate any officers or senior employees other than for cause, or hire any new employees unless (A) such hiring is in the ordinary course of business consistent with past practice, (B) such hiring is made in consultation with Parent and (C) such hiring is of an employee below the level of Principal;

(m)enter into any transaction or any contract with any of its Key Employees, officers, directors or Affiliates;

(n)institute, settle, agree to settle or compromise any Action (i) for an amount in excess of $500,000 in the aggregate, (ii) that would reasonably be expected to result in material restrictions upon the business or operations of the Company or its Subsidiaries or (iii) by agreeing to any material conduct remedy or other material equitable relief binding on the Company or its Subsidiaries; or

(o)authorize, agree or commit to take any of the actions described in Section 6.1(a) through Section 6.1(n).

Section 6.2Employee Benefits.

(a)During the period commencing at the Closing and ending on the first anniversary of the Closing Date, Purchaser shall, or shall cause the Company to provide (i) each continuing employee of the Company or its Subsidiaries, other than partners or employees who are offered a new partner or employment agreement or offer letter with Parent, with base salary or wage rate and short-term incentive opportunity substantially comparable in the aggregate to the base salary or wage rate and short-term incentive opportunity in effect as of immediately prior to the Closing Date and (ii) continuing employees substantially similar employee benefits (other than equity or equity-based or discretionary salary or bonus compensation) in the aggregate as those provided to similarly situated employees of Purchaser.

(b)From and after the Closing, Purchaser shall, or shall cause the Company to, continue to honor, pay, perform and satisfy any and all liabilities, obligations and responsibilities to, or in respect of, each employee and officer of the Company and its Subsidiaries, and each former employee and officer of Company and its Subsidiaries, as of the Closing arising under the terms of any Company Benefit Plan or Company Benefit Arrangement (other than with respect to any equity or equity-based arrangements) in accordance with the terms thereof.  Notwithstanding the foregoing, nothing will prohibit Purchaser, the Company or any of its Subsidiaries from amending or terminating any such Company Benefit Plans or Company Benefit Arrangements or compensation or benefits arrangements in accordance with their terms or if otherwise required pursuant to applicable Law.

(c)For purposes of eligibility, vesting, and entitlement to benefits under the PTO, retirement, and health and welfare plans of Purchaser, the Company or any of their respective subsidiaries in which employees are eligible to participate following the Closing (the “Purchaser Plans”), Purchaser and the Company shall credit each employee with his or her years of service with the Company, its Subsidiaries and any predecessor entities, to the same extent as such employee was entitled immediately prior to the Closing to credit for such service under any similar Company Benefit Plan or Company Benefit Arrangement, except under any Pension Plan or where such crediting would result in duplication of benefits. Purchaser shall use commercially reasonable efforts to provide that Purchaser Plans shall not deny employees coverage on the basis of pre-existing conditions to the extent such conditions were waived or satisfied under similar Company Benefit Plans immediately prior to the Closing and shall credit such employees for any deductibles and out-of-pocket expenses paid prior to the Closing Date in satisfying any deductibles and out-of-pocket expenses in the applicable plan year to which such deductibles and out-of-pocket expenses relate.

(d)Immediately prior to the Effective Time, the Company shall pay to each Senior Advisor set forth on Section 6.2(d) of the Company Disclosure Schedule, and to each employee of the Company who is employed (or for such Senior Advisors, providing services) as of immediately prior to the Effective Time and who is then participating in any bonus or incentive plans, arrangements or agreements maintained by the Company with respect to the Company’s fiscal year (or such shorter performance period) during which the Closing occurs, a prorated incentive payment under such plans for the period from the beginning of the applicable performance period through September 30th, 2018 based on the performance of the Company though such date (the “September Bonus”).  No later than thirty (30) days prior to the Closing Date, the Company shall provide Purchaser with a list of each such employee to whom such prorated incentive payments will be made, and the corresponding amount of each such payment.  The Purchaser shall cause the Company to pay a prorated bonus for the remaining portion of the fiscal year equal to one-third of the September Bonus, subject to the employee’s continued employment through the end of the fiscal year; provided, that Senior Advisors shall not receive such prorated bonus for the remaining portion of the fiscal year.

(e)Purchaser agrees to implement an incentive award program for continuing employees of the Company and its Subsidiaries. The award pools and types of awards are set forth on Section 6.2(e) of the Company Disclosure Schedule.  Incentive awards under the incentive award program shall be allocated to the employees (each such employee a “Participant”) and in such amounts as set forth on Section 6.2(e) of the Company Disclosure Schedule, subject to modification by the Chief Executive Officer in consultation with the Chief Executive Officer of Parent and with the approval of the Compensation Committee of Parent, (which shall not be unreasonably withheld), provided that all such modifications must be made at least five days prior to the Closing. At least five (5) days prior to the Closing, Purchaser shall have offered (with the cooperation of the Company) agreements executed by Purchaser substantially in the form attached hereto as Exhibit 6.2 (each an “Award Agreement”) to each Participant allocated an award pursuant to Section 6.2(e) of the Company Disclosure Schedule setting forth the incentive awards such Participant is eligible to receive pursuant to such schedule, as may be modified as above, such agreement (to the extent executed by the Participant) to become effective on the Closing Date and such incentive awards to be granted by Purchaser within 20 business days following the Closing; provided, that each such offer shall be automatically withdrawn at the Effective Time if not accepted by the applicable Participant by executing and delivering a countersigned Award Agreement to Purchaser prior to the Closing; provided, further, that for employees who are not receiving Restricted Shares, such Award Agreements will include a waiver and release of all claims against the Company, Parent and their Affiliates.

(f)The parties hereto acknowledge and agree that all provisions contained in this Section 6.2 with respect to employees of the Company and its Subsidiaries are included for the sole benefit of the respective parties hereto and shall not create any right (i) in any other Person, including any employee, former employee or any participant or any beneficiary thereof in any Company Benefit Plan, Company Benefit Arrangement or Purchaser Plan, or (ii) to continued employment with the Company, any of its Subsidiaries, Purchaser or the Company. Except as provided in Section 6.2(d) and Section 6.2(e), after the Effective Time, nothing contained in this Section 6.2 is intended to be or shall be considered to be an amendment or adoption of any plan, program, agreement, arrangement or policy of the Company, any of its Subsidiaries, Purchaser or the Company nor shall it interfere with Purchaser’s, the Company’s or any of the Company’s Subsidiaries’ right to amend, modify or terminate any Company Benefit Plan, Company Benefit Arrangement or Purchaser Plan or to terminate the employment of any employee of the Company or its Subsidiaries for any reason.

Section 6.3Publicity.  Parent, Purchaser and Merger Sub, on the one hand, and the Company, on the other hand, shall communicate and cooperate with each other and will mutually agree upon any press release or public disclosure of the Transactions.  Parent, Purchaser and Merger Sub, on the one hand, and the Company, on the other hand, agree on behalf of themselves and their respective Subsidiaries that no public release or announcement concerning the terms of the Transactions shall be issued by any of them without the prior written consent of the other party, except such release or announcement as may be required by Law or the rules and regulations of any stock exchange upon which the securities of Purchaser or one of its Affiliates are listed, in which case the party required to make the release or announcement shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance; provided, however, that (a) the Company is permitted to report and disclose the status and terms (including price terms) of this Agreement and the Transactions to Corsair and to permit Corsair to disclose such status and terms to their direct or indirect limited partners if such information is of a nature customarily conveyed to such limited partners and disclosed in the ordinary course of business and (b) the Company is permitted to report and disclose the status of this Agreement and the Transactions pursuant to an internal communication or otherwise to its employees.

Section 6.4Confidentiality.  Purchaser and the Company each acknowledge that the information provided to it and its Representatives in connection with this Agreement and the Transactions are subject to the terms of the Confidentiality Agreements between Purchaser and CamberView Partners, LLC, dated as of February 15, 2018 and August 14, 2018, respectively (as amended or modified from time to time, the “Confidentiality Agreements”).  The terms of the Confidentiality Agreements are hereby incorporated by reference.  The Confidentiality Agreements shall terminate at the Effective Time.

Section 6.5Access to Information.

(a)Prior to the Closing and subject to applicable Laws and Section 6.4, Purchaser shall be entitled, through its officers, employees and Representatives (including its legal advisors and accountants), to have such access to the properties, businesses and operations of the Company and its Subsidiaries and such examination of the books and records of the Company and its Subsidiaries as it reasonably requests upon reasonable advance written notice in connection with Purchaser’s efforts to consummate the Transactions.  Any such access and examination shall be conducted during regular business hours and under circumstances that do not unreasonably interfere with the normal operations of the business and shall be subject to restrictions under applicable Law.  The Company shall cause the officers, employees, consultants, agents, accountants, attorneys and other Representatives of the Company and its Subsidiaries to cooperate with Purchaser and Purchaser’s Representatives in connection with such access and examination, and Purchaser and its Representatives shall cooperate with the Company and its Representatives and shall use their commercially reasonable efforts to minimize any disruption to the business.  Any disclosure during such investigation by Purchaser or its Representatives shall not constitute any enlargement or additional representation or warranty of the Company beyond those specifically set forth in Article IV. Notwithstanding anything herein to the contrary, no such access or examination shall be permitted to the extent that it (i) relates to information with respect to the negotiation of this Agreement and the Transactions, (ii) would unreasonably disrupt the operations of the Company and its Subsidiaries or (iii) would require the Company and its Subsidiaries to disclose information that in the reasonable judgment of the Company after consultation with counsel, is subject to attorney-client privilege or may conflict with any confidentiality obligations to which the Company or any of its Subsidiaries is bound (provided that the Company and its Subsidiaries shall use their respective commercially reasonable efforts to provide such access and permit such examination in a manner that would not jeopardize such privilege or conflict with such confidentiality obligations).

(b)All Parent or Purchaser communications directly with any employee of the Company or its Subsidiaries, the customers, suppliers, landlords, lenders and other material business relations of the Company or any of its Subsidiaries in connection with planning for the integration of the Company by Purchaser following the Closing or otherwise in connection with the Transactions shall be in accordance with a communications strategy mutually agreed to by the Company and Purchaser (which will specify which persons are entitled to make such communications) or otherwise agreed upon in writing in advance by the Company and Purchaser, and all other communications with such parties related to the Transactions shall be conducted in accordance with Section 6.3.  Nothing in this Section 6.5(b) shall prohibit Purchaser or any of its Affiliates from communicating with any customer or potential customer of Purchaser or any of its Affiliates in the ordinary course of business regarding any matter unrelated to the Transactions (whether or not such Person is also a customer of the Company or any of its Subsidiaries).

Section 6.6Regulatory Approvals.

(a)Each of the parties hereto shall use their reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done as promptly as practicable, all things necessary, proper and advisable under applicable Laws to consummate and make effective as promptly as practicable the Transactions. Subject to appropriate confidentiality protections, each party hereto shall furnish to the other parties such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing.

(b)Each of the parties hereto shall cooperate with one another and use their reasonable best efforts to prepare all necessary documentation (including furnishing all information required under the Competition Laws) to effect promptly all necessary filings with any Governmental Entity and to obtain all consents, non-objections, waivers and approvals of any Governmental Entity necessary to consummate the Transactions.  Each party hereto shall provide to the other parties copies of all correspondence between it (or its advisors) and any Governmental Antitrust Entity or other Governmental Entity relating to the Transactions or any of the matters described in this Section 6.6 (subject to redaction for any confidential supervisory material).  Each of the parties hereto shall promptly inform the other of any oral communication with, and provide copies of written communications with, any Governmental Entity regarding any such filings or the Transactions. No party hereto shall independently participate in any meeting or conference call with any Governmental Entity in respect of any such filings, investigation, or other inquiry without giving the other party prior notice of the meeting or conference call and, to the extent permitted by such Governmental Entity, the opportunity to attend and/or participate. To the extent permissible under applicable Law, the parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under the Competition Laws.  The parties hereto may, as they deem advisable, designate any competitively sensitive materials provided to the other under this Section 6.6(b) or any other section of this Agreement as “legal counsel only.”  Such materials and the information contained therein shall be given only to legal counsel of the recipient and will not be disclosed by such legal counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.

(c)Without limiting the generality of the undertakings pursuant to this Section 6.6, the parties hereto shall use reasonable best efforts to provide or cause to be provided (including by their “ultimate parent entities” as that term is defined in the HSR Act) as promptly as practicable to any Governmental Antitrust Entity information and documents requested by such Governmental Antitrust Entity or necessary, proper or advisable to permit consummation of the Transactions, including filing any notification and report form and related material required under the HSR Act as promptly as practicable, but in no event later than five (5) Business Days after the date hereof, and thereafter to respond promptly to any request for additional information or documentary material that may be made under the HSR Act and any similar Competition Law regarding preacquisition notifications for the purpose of competition reviews.  Purchaser shall cause (and shall cause its “ultimate parent entity” as that term is defined in the HSR Act to cause) the filings made by it under the HSR Act to be considered for grant of “early termination,” and make any further filings pursuant thereto that may be necessary, proper, or advisable in connection therewith.

(d)If any objections are asserted with respect to the Transactions under any applicable Law or if any Action is instituted by any Governmental Entity or any private party challenging any of the Transactions as violative of any applicable Law, each of the parties hereto shall, at the sole cost and expense of Purchaser, use its reasonable best efforts to: (i) oppose or defend against any action to prevent or enjoin consummation of this Agreement (and the Transactions), and/or (ii) take such action as reasonably necessary to overturn any regulatory action by any Governmental Entity to prevent or enjoin consummation of this Agreement (and the Transactions), including by defending any Action brought by any Governmental Entity in order to avoid entry of, or to have vacated, overturned or terminated, including by appeal if necessary, in order to resolve any such objections or challenge as such Governmental Entity or private party may have to such transactions under such applicable Law so as to permit consummation of the Transactions.

(e)Parent and Purchaser shall, and shall cause its Affiliates to, cooperate in good faith with any Governmental Entity and take promptly any and all action required to complete lawfully the Transactions as soon as practicable (but in any event prior to the Outside Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any Action in any forum by or on behalf of any Governmental Entity or the issuance of any Governmental Order that would (or to obtain the agreement or consent of any Governmental Entity to the Transactions the absence of which would) delay, enjoin, prevent, restrain or otherwise prohibit the consummation of Transactions, including (i) proffering and consenting and/or agreeing to a Governmental Order or other agreement providing for (A) the licensing or other limitations or restrictions on, particular assets, or categories of assets of the Surviving Entity, its Subsidiaries or Purchaser or (B) the amendment or assignment of existing relationships and contractual rights and obligations of the Surviving Entity, its Subsidiaries or Purchaser and (ii) promptly effecting the licensing or holding separate of assets or lines of business or the amendment or assignment of existing relationships and contractual rights, in each case, at such time as may be necessary to permit the lawful consummation of the Transactions on or prior to the Outside Date.

Section 6.7Director and Officer Liability; Indemnification.

(a)Without limiting any additional rights that any Person may have under any Company Benefit Plan or Company Benefit Arrangement, Purchaser agrees that all rights to indemnification, advancement of expenses and exculpation by the Company now existing in favor of each present (as of immediately prior to the Effective Time) and former officer, director, manager or Unitholder of the Company and its Subsidiaries (the “Indemnified Individuals”) for such Indemnified Individual’s acts or omissions occurring at or prior to the Effective Time arising out of or pertaining to the fact that the Indemnified Individual is or was an officer, director, manager or Unitholder of the Company or its Subsidiaries as provided in the LLC Agreement as in effect on the date of this Agreement, or pursuant to any other indemnification agreements identified on Section 6.7(a) of the Company Disclosure Schedule in effect on the date of this Agreement (collectively, the “Indemnification Contracts”), shall survive the Merger from the Effective Time through the sixth (6th) anniversary of the date on which the Effective Time occurs. Each of Purchaser and the Surviving Entity shall indemnify and hold harmless each Indemnified Individual from and against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the Indemnified Individual is or was an officer, director, manager, Unitholder, agent, employee or fiduciary of the Company or its Subsidiaries or (ii) matters existing or occurring at or prior to the Effective Time (including this Agreement, the Transactions and the other actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, in each case to the extent the Company or its Subsidiaries would have been required to indemnify such Indemnified Individuals under applicable Law or as explicitly provided in the LLC Agreement and the Indemnification Contracts, and in accordance with any procedures set forth in the LLC Agreement and the Indemnification Contracts.

(b)Subject to any limitation imposed from time to time under applicable Law, the limited liability company agreement or other organizational agreements of the Surviving Entity and its Subsidiaries (or equivalent governing documents) shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors, managers and officers than are set forth in the LLC Agreement (or equivalent governing documents) as of the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals.

(c)Purchaser shall purchase a “tail” insurance policy with reputable and financially sound carriers of at least the same coverage and amounts and containing terms and conditions that are no less advantageous than the current policies of directors’, managers’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to claims arising from or related to facts or events that occurred at or before the Effective Time. Purchaser agrees to take all necessary actions to maintain such policy in full force and effect and fulfill Purchaser’s obligations thereunder throughout such six (6) year period following the Effective Time.

(d)Notwithstanding anything to the contrary in this Section 6.7, Purchaser agrees that any indemnification, advancement of expenses or insurance available to any Indemnified Individual who at or prior to the Closing was a director of the Company or any of its Subsidiaries by virtue of such Indemnified Individual’s service as a partner, member or employee of any investment fund or management entity affiliated with or managed by Corsair at or prior to the Closing (any such Indemnified Individual, a “Corsair Director”) shall be secondary to the indemnification, advancement of expenses and insurance to be provided by Purchaser, the Surviving Entity and its Subsidiaries pursuant to this Section 6.7 and that the Surviving Entity and its Subsidiaries (i) shall be the primary indemnitors of first resort for Corsair Directors pursuant to this Section 6.7, (ii) shall be fully responsible for the advancement of expenses, indemnification and exculpation from liabilities with respect to Corsair Directors that are addressed by this Section 6.7 and (iii) shall not make any claim for contribution, subrogation or any other recovery of any kind in respect of any other indemnification or insurance available to any Corsair Director with respect to any matter addressed by this Section 6.7.

(e)Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Indemnified Individual on or prior to the sixth (6th) anniversary of the Effective Time, the provisions of this Section 6.7 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

(f)This covenant is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Individuals and their respective heirs and legal representatives.  The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Individual is entitled, whether pursuant to law, contract or otherwise.

(g)In the event that the Surviving Entity or Purchaser or any of their respective successors or permitted assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and permitted assigns of the Surviving Entity or Purchaser, as the case may be, shall succeed to the obligations set forth in this Section 6.7.

Section 6.8Reasonable Best Efforts.

(a)Without limiting the parties’ obligations under Section 6.6, upon the terms and subject to the conditions herein provided, except as otherwise provided in this Agreement each of the parties hereto shall use its reasonable best efforts to take or cause to be taken all actions, to do or cause to be done and to assist and cooperate with the other party in doing all things necessary, proper or advisable under applicable Laws to consummate and make effective, in the most expeditious manner practicable, the Transactions, including: (i) the satisfaction of the conditions precedent to the obligations of any of the parties; (ii) the obtaining of applicable consents, waivers or approvals of any Governmental Entities or third parties; (iii) the defending of any Actions challenging this Agreement or the performance of the obligations hereby; and (iv) the execution and delivery of such instruments, and the taking of such other actions, as the other party may reasonably require in order to carry out the intent of this Agreement.

(b)Notwithstanding anything to the contrary in this Agreement, nothing herein shall obligate or be construed to obligate the Company or any of its Affiliates to (i) make, or to cause to be made, any payment to any third party in order to obtain the consent or approval of such third party for any reason or (ii) agree to take any action or to agree to any restriction that is not conditioned on the prior consummation of the Closing or would otherwise be effective prior to the Closing. Notwithstanding anything to the contrary in this Agreement, Purchaser and Merger Sub agree that the Company and its Affiliates shall not have any liability whatsoever to Purchaser or Merger Sub arising out of or relating to the failure to obtain any consent, approval or waiver under any contract or from any other Person and no representation, warranty or covenant herein shall be breached or deemed breached, no condition shall be deemed not satisfied and no termination right shall be deemed triggered as a result of such failure.

Section 6.9Tax Matters.

(a)Tax Returns.

(i)The Company shall prepare and timely file or shall cause to be prepared and timely filed all Tax Returns for the Company and its Subsidiaries that are due on or before the Closing Date (taking into account any valid extension of time to file) and timely pay all amounts shown due on such Tax Returns. Any Tax Returns described in this Section 6.9(a)(i) (other than Pass-Through Tax Returns) shall be prepared in a manner consistent with past practices of the Company and its Subsidiaries.

(ii)The Securityholder Representative shall prepare and timely file or shall cause to be prepared and timely filed all Pass-Through Tax Returns for the Company and its Subsidiaries with respect to taxable periods ending on or before the Closing Date that are required to be filed after the Closing; provided, that such Tax Returns may be prepared by the employees of the Company or its external tax advisors at the direction of the Securityholder Representative and that the first fifty thousand dollars ($50,000) of such expense of preparing such Tax Returns shall be borne by Purchaser. All Tax Returns described in this Section 6.9(a)(ii) shall be prepared in a manner consistent with past practices of the Company and its Subsidiaries.

(iii)Purchaser shall prepare and timely file or shall cause to be prepared and timely filed all Pass-Through Tax Returns for the Company and its Subsidiaries with respect to any taxable period that begins on or before the Closing Date and ends after the Closing Date. Purchaser shall submit all such Pass-Through Tax Returns to the Securityholder Representative for its review and approval at least fifteen (15) days prior to the due date for filing such Tax Returns (taking into account any valid extension of time to file).

(iv)Purchaser and the Unitholders agree that in connection with the preparation and filing of Tax Returns of or with respect to the Company and its Subsidiaries, to the extent permitted by applicable Law, deductions and/or losses of or with respect to Indebtedness and Transaction Expenses shall be claimed in taxable periods, or portions thereof, ending on or before the Closing Date.

(b)Allocation of Taxes. The portion of any Taxes for a taxable period beginning on or before and ending after the Closing Date allocable to the portion of such period ending on the Closing Date shall be deemed to equal (i) in the case of Taxes that (x) are based upon or related to income or receipts or (y) imposed in connection with any sale or other transfer or assignment of property, other than Transfer Taxes, the amount which would be payable if the taxable year ended with the Closing Date, and (ii) in the case of other Taxes imposed on a periodic basis (including property Taxes), the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of calendar days in the period ending with the Closing Date and the denominator of which is the number of calendar days in the entire period. For purposes of computing the Taxes attributable to the two portions of a taxable period pursuant to this Section 6.9(b), the amount of any item that is taken into account only once for each taxable period (e.g., the benefit of graduated tax rates, exemption amounts, etc.) shall be allocated between the two portions of the period in proportion to the number of days in each portion.  For purposes of this Agreement, the tax allocation principles set forth in this Section 6.9 shall be defined as “Tax Allocation Principles”.

(c)Cooperation in Tax Matters.  The Unitholders, Securityholder Representative and Purchaser shall cooperate reasonably in connection with the filing of Tax Returns of the Company and its Subsidiaries and any audit, investigation, litigation, dispute or other similar proceeding with respect to Taxes (a “Tax Proceeding”) of the Company or any Subsidiary. Such cooperation shall include the provision of records and information with respect to the Company or any Subsidiary which are in the possession of any Unitholder, Securityholder Representative or Purchaser and are reasonably relevant to any such Tax Proceeding and a power of attorney issued to the Securityholder Representative to the extent necessary in order to implement the provisions of Section 6.9(a)(ii). Without limiting the foregoing, the Unitholders and Securityholder Representative will cooperate reasonably and use commercially reasonable efforts to have the now-current officers, directors and employees of the Company or any Subsidiary cooperate with Purchaser in furnishing information, evidence, testimony and other assistance in connection with the filing of any Tax Return or any Tax Proceeding with respect to matters pertaining to any and all periods beginning prior to the Closing Date.

(d)Tax Proceedings.

(i)The Securityholder Representative shall have the right, at the expense of the Unitholders, to the extent related to any Pass-Through Tax Return for any taxable period (or portion thereof) ending on or before the Closing Date, to control any Tax Proceeding, initiate any claim for refund, contest, resolve and defend against any assessment, notice of deficiency, or other adjustment or proposed adjustment relating to any and all Taxes of the Company and its Subsidiaries. The Securityholder Representative shall cause the Company to elect the application of Section 6226 of the Code with respect to any imputed underpayment arising out of any Tax Proceeding relating to a Pass-Through Tax Return for any taxable period ending on or before the Closing Date.

(ii)Other than as relates to any matter for which the Securityholder Representative has the right to control pursuant to Section 6.9(d)(i), Purchaser shall have the right, at its own expense, to control any Tax Proceeding, initiate any claim for refund, and contest, resolve and defend against any assessment, notice of deficiency, or adjustment or proposed adjustment relating to Taxes with respect to the Company or any Company Subsidiary.

(e)Post-Closing Actions.  To the extent related to a Pass-Through Tax Return of the Company or to the extent it otherwise relates to Taxes that would be required to be included on a Tax Return of a Unitholder or could increase the Tax liability of a Unitholder, neither Purchaser nor any of its Affiliates (including, after the Closing, the Company or any of its Subsidiaries) shall, without the prior written consent of the Securityholder Representative, (i) make, change or revoke any Tax election affecting a taxable period (or portion thereof) ending on or before the Closing Date of the Company or any Subsidiary, (ii) amend, refile or otherwise modify (or grant an extension of any applicable statute of limitations with respect to) any Pass-Through Tax Return of the Company or any Subsidiary relating to a taxable period (or portion thereof) ending on or before the Closing Date, or (iii) file or request any ruling with respect to Taxes or Pass-Through Tax Returns of the Company or any Subsidiary, or enter into any voluntary disclosure with any Governmental Entity regarding any Tax or Pass-Through Tax

Returns of the Company or any Subsidiary, in each case relating to a taxable period (or portion thereof) ending on or before the Closing Date) or (iv) take any action that results in any increased Tax liability or reduction of any Tax asset of any Unitholder in respect of a taxable period ending on or before the Closing Date.

Section 6.10Preservation of Records.  Purchaser shall, and shall cause the Surviving Entity to, preserve and keep the records held by them relating to the respective businesses of the Company and its Subsidiaries for a period of seven (7) years following the Closing Date (or longer if required by applicable Law) and during such period shall make such records (or copies) and reasonably appropriate personnel available, at reasonable times and upon reasonable advance notice, to the Securityholder Representative or any Unitholder as may be reasonably required by such party in connection with any insurance claims by, legal proceedings or Tax audits against, governmental investigations of, or compliance with applicable Laws by, the Securityholder Representative or the Unitholders or any of their Affiliates.

Section 6.11Listing.  Purchaser shall promptly prepare and submit, or cause to be prepared and submitted, to the NYSE a listing application covering the Parent Class A Shares issuable in the Merger, and shall use reasonable best efforts to obtain, prior to the Effective Time, approval for the listing of such Parent Class A Shares, subject to official notice of issuance, and the Company shall cooperate with Purchaser with respect to such listing.

Section 6.12No Parent Stockholder Approval.  Parent shall not take any action which would cause the vote of the holders of any class or series of capital stock or other equity interests of Parent to be necessary to adopt this Agreement or to consummate any of the Transactions, including the issuance of the Parent Class A Shares or Purchaser Units to be issued in the Transaction.

Section 6.13Escrow Agreement and Paying Agent Agreement.  At the Closing, each of Purchaser and the Securityholder Representative shall duly execute and deliver to the other, and shall use their reasonable best efforts to cause the Escrow Agent and the Paying Agent to duly execute and deliver to Purchaser and the Securityholder Representative, the Escrow Agreement and the Paying Agent Agreement, respectively.

Section 6.14Related Party Transactions.  On or prior to the Closing, the Company and its Subsidiaries shall (i) terminate any Contracts with Unitholders that are not Company Employees and their respective Affiliates, except for those set forth on Section 6.14 of the Company Disclosure Schedule, and (ii) deliver releases executed by Unitholders that are not Company Employees providing that, except as otherwise set forth herein, no further payments are due, or may become due, under or in respect of any such terminated Contracts.

Section 6.15No Solicitation.  During the pre-Closing period, the Company shall not, and not authorize or permit any of its Affiliates or any of its or their Representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding a transaction for the sale of ten percent (10%) or more of the equity securities, assets or businesses of the Company or any of its Subsidiaries (an “Acquisition Proposal”), (ii)  participate in any discussions or negotiations with, or provide any information to, any Person (other than Purchaser or any of its Affiliates) relating to or in connection with an Acquisition Proposal; or (iii) enter into any agreements, understandings or arrangements (whether or not binding) relating to or in connection with an Acquisition Proposal.

Section 6.16Notification.  From the date of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to Section 8.1, each party will promptly notify the others of the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which would reasonably be likely to cause the failure of a condition set forth in Article VII.  This Section 6.16 and any information provided hereunder will not, and will not be deemed to, limit, modify or otherwise affect any representation or warranty contained herein, the conditions to the obligations of the parties to consummate the Transactions or any party’s rights hereunder (including rights under Article VII). Between the date of this Agreement and the Closing Date, (i) the Company shall, subject to Law and any applicable confidentiality restrictions, inform Purchaser prior to entering into a new engagement letter, customer contract or any other similar type of agreement, and (ii) the Company and Purchaser will consult with each other periodically or otherwise establish appropriate procedures to assess, in a manner that comports with Law and any applicable confidentiality obligations, whether any actual or potential conflicts of interest could arise from entering into new client engagements, and in the event such an actual or potential conflict is identified, the Company and Purchaser shall use their respective reasonable efforts to prepare an integration plan, consistent with Law, whereby such actual or potential conflict would be addressed.

Section 6.17Parent Contribution.  Parent shall contribute to Purchaser all Parent Class A Shares required to be delivered to any Person pursuant to this Agreement within a timeframe that would permit Purchaser to deliver such Parent Class A Shares on the timeframes required by this Agreement and in accordance with Purchaser’s covenants and obligations hereunder.

Section 6.18General Partner Actions.  Parent, as the general partner of Purchaser, shall, take all steps necessary in furtherance of the admission as limited partners of Purchaser at the Closing all Unitholders that receive Purchaser Units in connection with the Transactions.

Article VII

CONDITIONS OF CLOSING

Section 7.1Conditions to Obligations of Each Party.  The respective obligations of each party to consummate the Transactions are subject to the fulfillment on the Closing Date of each of the following conditions:

(a)there shall not be any Law in effect making illegal the consummation of the Transactions, and there shall not be any Governmental Order in effect prohibiting the consummation of the Transactions; and

(b)any required waiting periods (including any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have terminated or expired.

Section 7.2Additional Conditions to Obligations of Purchaser and Merger Sub.  The obligations of Purchaser and Merger Sub to consummate the Transactions are subject to the fulfillment, on the Closing Date, of each of the following conditions (any or all of which may be waived by Purchaser in whole or in part in its sole discretion):

(a)(i) Subject to Section 2.2(b), the representations and warranties set forth in Section 4.2, Section 4.5(a), and Section 4.5(b) shall be true and correct in all material respects on the date hereof and as of the Closing Date as though made as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date) and (ii) all of the representations and warranties contained in Article IV other than those set forth in clause (i) hereof shall be true and correct (without (other than in the case of the representation contained in Section 4.8(b)) giving effect to any materiality or “Company Material Adverse Effect” qualifications set forth therein) on the date hereof and as of the Closing Date as though made as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except in the case of clause (ii), where the failure of such representations or warranties to be true and correct has not had, and would not be reasonably expected to have, a Company Material Adverse Effect;

(b)The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by the Company on or prior to the Closing Date;

(c)Purchaser shall have received (i) a certificate from the Company dated as of the Closing Date which complies with the requirements of Treasury Regulation Section 1.1445- 11T(d)(2), certifying that the transactions contemplated hereby are exempt from withholding under Section 1445 of the Code and (ii) either (A) an affidavit of each Unitholder, pursuant to Section 1446(f)(2) of the Code and complying with the requirements of Section 6.01 of IRS Notice 2018-29, stating, under penalty of perjury, its United States taxpayer identification number and that it is not a foreign person or an IRS Form W-9 from each Unitholder or (B) a certification from the Company dated as of the Closing Date which complies with the requirements of Section 7.03 of IRS Notice 2018-29, certifying the amount of the Unitholder’s share of the Company’s partnership liabilities; provided that for the avoidance of doubt, in the event the Company fails to deliver any such certificate or any Unitholder fails to deliver any such affidavit, the sole recourse of Purchaser shall be to withhold on payments of the Estimated Closing Consideration pursuant to Section 2.8 as required by Law;

(d)Purchaser shall have received a certificate of an executive officer of the Company that the conditions set forth in subsections (a) and (b) of this Section 7.2 have been satisfied, which certificate, as to Section 7.2(a), shall be limited to the matters not waived pursuant to Section 2.2(b) to the extent an officer’s certificate shall have been previously delivered pursuant to Section 2.2(b);

(e)The Chief Executive Officer shall be actively employed with the Company or its Subsidiaries as of the Closing Date, other than, during the period on or after the date that is five (5) days after the Satisfaction Date, due to a termination as a result of the Chief Executive Officer’s death or disability, and the Chief Executive Officer shall not have given written notice to the Company or any of its Subsidiaries providing that such employee intends to terminate his employment, in each case other than as a result of an action taken by Purchaser or its Affiliates; and

(f)The Management Holdings Assignment shall have occurred and shall be in full force as of the Closing Date, and each of the Management Holdings Entities shall have delivered to Purchaser evidence, in form reasonably satisfactory to Purchaser, of the effectiveness of such assignment.

Section 7.3Additional Conditions to Obligations of the Company.  The obligations of the Company to consummate the Transactions are subject to the fulfillment, on the Closing Date, of each of the following conditions (any or all of which may be waived by such party in whole or in part in its sole discretion):

(a)the representations and warranties of Parent, Purchaser and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any materiality or “Parent Material Adverse Effect” qualifications set forth therein) on the date hereof and as of the Closing Date as though made as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date) except to the extent that the facts, events and circumstances that cause such other representations and warranties to not be true and correct as of such dates would not prevent or materially delay the consummation of the Transactions;

(b)Parent, Purchaser and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Purchaser and Merger Sub on or prior to the Closing Date;

(c)The Company shall have received a certificate of an executive officer of Parent and an executive officer of Purchaser that the conditions set forth in subsections (a) and (b) of this Section 7.3 have been satisfied;

(d)The Parent Class A Shares issuable in the Merger shall have been authorized for listing on the NYSE upon official notice of issuance; and

(e)Purchaser shall have offered (with the cooperation of the Company) Award Agreements executed by Purchaser to each Participant allocated an award pursuant to Section 6.2(e) of the Company Disclosure Schedule, consistent with the allocations set forth on Section 6.2(e) of the Company Disclosure Schedule, as may be modified pursuant to Section 6.2(e), which offer shall be automatically withdrawn if not accepted by executing and delivering a countersigned Award Agreement to Purchaser prior to the Closing.

Article VIII

TERMINATION

Section 8.1Termination of Agreement.  This Agreement may be terminated at any time prior to the Closing Date as follows:

(a)at the election of the Company or Purchaser on or after December 31, 2018 (the “Outside Date”), if the Closing shall not have occurred by 5:00 p.m. New York time on such date; provided, however, that neither the Company nor Purchaser may terminate this Agreement pursuant to this Section 8.1(a) if it (or, in the case of Purchaser or Merger Sub) is in material breach of any of its obligations hereunder and such material breach causes, or results in, either (i) the failure to satisfy the conditions to the obligations of the terminating party set forth in Article VII prior to the Outside Date, or (ii) the failure of the Closing to have occurred prior to the Outside Date;

(b)by mutual written consent of the Company and Purchaser;

(c)by the Company or Purchaser if there shall be in effect a final, nonappealable Governmental Order of a Governmental Entity having competent jurisdiction over the business of the Company and its Subsidiaries (other than any portion thereof that is not material) prohibiting the consummation of the Transactions; provided, that the party so requesting termination and its Affiliates referenced therein shall have complied with Section 6.6 in all material respects.

(d)by Purchaser if (i) none of Purchaser or Merger Sub are in material breach of any of their respective obligations hereunder and (ii) the Company is in material breach of any of its representations, warranties or obligations hereunder that would render any condition set forth in Section 7.2(a) or Section 7.2(b) not to be satisfied, and such breach is either (A) not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (x) twenty (20) Business Days after the giving of written notice by Purchaser to the Company and (y) prior to the Outside Date; and

(e)by the Company if (i) the Company is not in material breach of any of its obligations hereunder and (ii) Purchaser and Merger Sub are in material breach of any of their respective representations, warranties or obligations hereunder that would render any condition set forth in Section 7.3(a) or Section 7.3(b) not to be satisfied, and such breach is either (A) not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (x) twenty (20) Business Days after the giving of written notice by the Company to Purchaser and (y) prior to the Outside Date.

For the avoidance of doubt, the failure to pay the Estimated Closing Consideration when payable under the terms of this Agreement is not subject to cure.

Section 8.2Procedure Upon Termination.  In the event of termination and abandonment by the Company or Purchaser, or both, pursuant to Section 8.1, written notice thereof shall be given to the other party or parties, and the Transactions shall be abandoned, without further action by the Company, any Unitholder, Purchaser or Merger Sub.

Section 8.3Effect of Termination.  In the event that this Agreement is validly terminated in accordance with Section 8.1, then each of the parties shall be relieved of its duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to the Company or Purchaser; provided, however, that subject to the terms of this Section 8.3, (i) no such termination shall (A) restrict the availability of specific performance, if any, set forth in Section 10.13 with respect to surviving obligations that are to be performed following such termination or (B) relieve any party hereto from liability for damages resulting from any Willful Breach and (ii) the provisions of Section 6.3, Section 6.4, this Article VIII, Section 9.1 and Article X shall remain in full force and effect and survive any termination of this Agreement in accordance with its terms.  For purposes of this Section 8.3, the term “Willful Breach” means a party’s knowing and intentional material breach of any of its representations or warranties as set forth in this Agreement, or such party’s material breach of any of its covenants or other agreements set forth in this Agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of this Agreement. Notwithstanding anything to the contrary in the foregoing sentence, a failure by Purchaser and Merger Sub to close in accordance with this Agreement when they are obligated to do so shall be deemed to be a Willful Breach.

Article IX

ADDITIONAL AGREEMENTS

Section 9.1No Reliance.

(a)Except for the representations and warranties contained in Article IV and the representations and warranties of the Unitholders contained in the Letter of Transmittal, Purchaser and Merger Sub are acquiring the business of the Company and its Subsidiaries “As-Is, Where-Is”, and none of the Company or any of its Subsidiaries or any of their respective Affiliates, directors, officers, employees, subsidiaries, controlling persons, agents or other Representatives or any other Person or Non-Recourse Party has made or makes or is authorized to make, and Purchaser hereby waives, any other express or implied representation or warranty, express or implied, whether written or oral, on behalf of the Company, its Subsidiaries or their respective Affiliates, directors, officers, employees, Subsidiaries, controlling persons, agents or other Representatives or any other Person.

(b)To the fullest extent permitted by applicable Law, except for the representations and warranties expressly made by the Company in Article IV and by the Unitholders in the Letter of Transmittal, none of the Company, its Subsidiaries or any other Person will have or be subject to any liability or indemnification obligation on any basis (including in contract or tort, under applicable federal or state securities Laws or otherwise) to Purchaser, Merger Sub or any other Person resulting from the sharing with Purchaser and Merger Sub or their Representative, or Purchaser’s or Merger Sub’s use of any information, documents, projections, forecasts or other materials made available to Purchaser or Merger Sub in the Electronic Data Room or management presentations (or omissions therefrom) in expectation of the Transactions or otherwise.  Except for the representations and warranties expressly made by the Company in Article IV and expressly made by the Unitholders in the Letter of Transmittal, it is understood, and Parent, Purchaser and Merger Sub acknowledge that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations provided or addressed to Parent, Purchaser or Merger Sub are not and shall not be deemed to be or to include representations and warranties of the Company or any of its Subsidiaries or Affiliates.  Except for the representations and warranties expressly made by the Company in Article IV, Parent, Purchaser and Merger Sub acknowledge and agree, to the fullest extent permitted by applicable Law, to the Company’s express disavowal and disclaimer of any other representations and warranties, whether made by the Company or any other Person on behalf of the Company, and of all liability and responsibility for any representation, warranty, projections, forecasts or other materials made available to Parent, Purchaser or Merger Sub, including any opinion, information, projection, forecast or other information that may have been or may be provided to Parent, Purchaser or Merger Sub by any director, officer, employee, agent, consultant or other Representative of the Company or any of their respective Affiliates.  In furtherance of the foregoing, and not in limitation thereof, Purchaser and Merger Sub specifically acknowledge and agree that none of the Company or any of its Subsidiaries or Affiliates or any Unitholder makes or has made any representation or warranty, express or implied, with respect to any financial projection or forecast delivered to Purchaser or Merger Sub with respect to the performance of the Company or any of its Subsidiaries either before or after the Closing Date.  Purchaser acknowledges and agrees, on its own behalf and on behalf of Parent, Purchaser, Merger Sub and their Affiliates, that (i) such projections or forecasts are being provided solely for the convenience of Purchaser to facilitate its own independent investigation of the Company and its Subsidiaries, (ii) there are uncertainties inherent in attempting to make such projections or forecasts, (iii) Purchaser is familiar with such uncertainties and (iv) Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections or forecasts (including the reasonableness of the underlying assumptions).  Purchaser and Merger Sub acknowledge that they have conducted to their satisfaction their own independent investigation of the condition, operations and businesses of the Company and its Subsidiaries and, in making their determination to proceed with the Transactions, Purchaser and Merger Sub have been provided and have evaluated such documents and information as they have deemed necessary and have relied solely on the results of their own independent investigation and verification and the representations and warranties expressly made by the Company in Article IV or the Unitholders in their respective Letters of Transmittal.

(c)Parent, Purchaser, Merger Sub and their respective Affiliates, directors, officers, employees, subsidiaries, controlling persons, agents and other Representatives hereby acknowledge that, except for the representations and warranties expressly made by the Company in Article IV, no other statutory, express or implied representation or warranty, whether written or oral, concerning the Units, or the business, assets or liabilities of the Company and its Subsidiaries, the execution, delivery or performance of the Transactions or any other matter, including any implied warranties of merchantability and implied warranties of fitness for a particular purpose, is or has been made.

(d)Notwithstanding anything to the contrary contained in this Agreement, in no event shall this Section 9.1 or any other provision of this Agreement be in any way deemed a limitation of the recourse of the Company, the Securityholder Representative (on behalf of the Unitholders) or Purchaser in the event of Fraud.

Section 9.2Survival.  The representations, warranties, covenants and agreements of the parties contained in this Agreement shall terminate effective as of the Closing and there shall be no liability in respect thereof, whether such liability has accrued prior to or after the Closing, on the part of any party, its Affiliates or any of their respective officers, directors, agents or other Representatives, except for those covenants and agreements that by their terms apply or are to be performed in whole or in part at or after the Closing, which shall survive in accordance with their terms and, if no term is specified, then for the longest period permitted by Law, and Article X.  Furthermore, without limiting the generality of this Section 9.2, no Action will be brought, encouraged, supported or maintained by, or on behalf of,

Purchaser, Merger Sub, their respective Affiliates, or the Company (and, after the Closing Date, the Surviving Entity) or any of its Subsidiaries or Affiliates against any Company Party, and no recourse will be sought or granted against any of them, by virtue of, or based upon, any alleged misrepresentation or inaccuracy in, or breach of, any of the representations, warranties, covenants or agreements of the Company or any of its Subsidiaries or Affiliates or any other Person set forth or contained in this Agreement or any other document contemplated hereby or any certificate, instrument, opinion, agreement or other document of the Company or any of its Subsidiaries or Affiliates or any other Person delivered hereunder, the subject matter of this Agreement or any other document contemplated hereby, the Transactions, the business, the ownership, operation, management, use or control of the business of the Company or any of its Subsidiaries, any of their assets, or any actions or omissions at, or prior to, the Closing Date; provided, that in no event shall this Section 9.2 be in any way deemed a limitation of the recourse of the Company, the Securityholder Representative (on behalf of the Unitholders) or Purchaser in the event of Fraud.

Section 9.3Release.  Effective upon the Closing, to the fullest extent permitted by applicable Law, each of Parent, Purchaser, the Surviving Entity and their Subsidiaries, in each case on behalf of itself and its respective controlled Affiliates (collectively, the “Releasers”), hereby knowingly, willingly, irrevocably and expressly waives, acquits, remises, discharges and forever releases each Company Party and its respective successors and assigns from any and all liabilities and obligations to such Releasers of any kind or nature whatsoever, solely in the capacity as a Unitholder or a director or officer of the Company or any of its Subsidiaries prior to the Effective Time, in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, matured or unmatured or determined or determinable, and whether arising under any Law or Contract (other than this Agreement, the Transaction Agreements and any of the other agreements executed and delivered in connection herewith, but, in each case, only to the extent set forth herein or therein) or otherwise at law or in equity, relating in any way to the Company or any of its Subsidiaries or their relationships therewith, and each of the Releasers hereby agrees that it will not seek to recover any amounts in connection therewith or thereunder from any Company Party in their capacity as a Unitholder or a director or officer of the Company or any of its Subsidiaries prior to the Effective Time and their respective successors and assigns (except as provided for in this Agreement, the Transaction Agreements or any of the other agreements executed and delivered in connection herewith, but, in each case, only to the extent set forth herein or therein).

Section 9.4No Subrogation.  Purchaser and its Affiliates will not enter into or amend, waive or otherwise modify any insurance policy in any manner that would allow the insurer thereunder or any other Person to subrogate or otherwise make or bring any proceeding against any Unitholder or any Affiliate thereof or any past, present or future director, manager, officer, employee or advisor of any of the foregoing based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement.

Article X

MISCELLANEOUS

Section 10.1Assignment; Binding Effect.  This Agreement and the rights, interests or obligations hereunder are not assignable unless such assignment is consented to in writing by both Purchaser and the Company and, subject to the preceding clause, this Agreement and all the provisions hereof shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns. Notwithstanding the foregoing, Purchaser and Merger Sub may assign their respective rights and obligations hereunder to a wholly owned Subsidiary of Parent without such consent; provided that, no such assignment shall (a) adversely impact the Company or the Unitholders, (b) relieve Purchaser or Merger Sub of their respective obligations under this Agreement or (c) result in any delay in the consummation of the Transactions.

Section 10.2Governing Law; Jurisdiction.

(a)This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

(b)Each of the parties hereto (i) irrevocably and unconditionally submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware in any Action arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that all claims in respect of such Action may be heard and determined in any such court, (iii) irrevocably and unconditionally agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iv) agrees not to bring any Action arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court. Each of the parties hereto irrevocably and unconditionally waives any defense of inconvenient forum to the maintenance of any Action so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 10.4. Nothing in this Section 10.2, however, shall affect the right of any party to serve legal process in any other manner permitted by Law.

Section 10.3WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THE NEGOTIATION, EXECUTION, PERFORMANCE, AND ENFORCEMENT OF THIS AGREEMENT OR ANY OTHER AGREEMENT ENTERED INTO IN CONNECTION HEREWITH AND FOR ANY COUNTERCLAIM WITH RESPECT THERETO.  EACH OF THE PARTIES HERETO (I)

CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR ANY OF THE TRANSACTIONS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 10.3.

Section 10.4Notices.  All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) when received if delivered personally, (b) when sent by facsimile or email (which is confirmed by the intended recipient), unless transmitted after 5:00 P.M. local time or on a day other than on a Business Day, in which case on the next Business Day (c) on the next Business Day when sent by overnight courier service and (d) when received if mailed by certified or registered mail, return receipt requested, with postage prepaid, in each case, to the parties at the following addresses (or at such other address, facsimile number or person for a party as shall be specified by like notice):

If to the Company (prior to the Effective Time), to:

CamberView Partners Holdings, LLC
330 Madison Avenue, 20th Floor
New York, New York 10017

Attention:	General Counsel
E-mail:	christopher.nordquist@camberview.com

If to the Securityholder Representative, to:

CC CVP Partners Holdings, L.L.C.

c/o Corsair Capital LLC

717 Fifth Avenue, 24th Floor

New York, New York 10022

Attention:	D.T. Ignacio Jayanti

Jeremy S. Schein

E-mail:	jayanti@corsair-capital.com

schein@corsair-capital.com

with copies, in the case of notice to the Company (prior to the Effective Time) or the Securityholder Representative, to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017

Facsimile:	(212) 455-2502
Attention:	Maripat Alpuche
E-mail:	malpuche@stblaw.com

If to Purchaser, Merger Sub or the Company (on or after the Effective Time), to:

PJT Partners Holdings LP
280 Park Avenue
New York, New York 10017

Attention:	General Counsel
E-mail:	cuminale@pjtpartners.com

with copies, in the case of notice to Purchaser, Merger Sub or the Company (on or after the Effective Time), to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Facsimile:	(212) 310-8007
Attention:	Michael J. Aiello

Matthew J. Gilroy

E-mail:	michael.aiello@weil.com

matthew.gilroy@weil.com

or to such other address, facsimile number or person as a party shall have last designated by such notice to the other parties.

Section 10.5Headings.  The headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

Section 10.6Fees and Expenses.  Except as otherwise specified in this Agreement, each party shall bear its own costs and expenses (including investment advisory and legal fees and expenses) incurred in connection with this Agreement and the Transactions; provided, however, that Purchaser shall be responsible for all fees in connection with any filing pursuant to the HSR Act.

Section 10.7Entire Agreement.  This Agreement (including the Exhibits and Schedules), together with the other Transaction Agreements constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings between the parties with respect to such subject matter; provided, however, this Agreement shall not supersede the terms and provisions of the Confidentiality Agreement, which shall survive and remain in effect until expiration or termination thereof in accordance with its terms and this Agreement.

Section 10.8Interpretation.

(a)When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article, Section, Exhibit or Schedule of or to this Agreement, unless otherwise indicated.

(b)Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(c)When a reference in this Agreement is made to a “party” or “parties,” such reference shall be to a party or parties to this Agreement unless otherwise indicated.

(d)Unless the context requires otherwise, the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words in this Agreement refer to this entire Agreement.

(e)Unless the context requires otherwise, words in this Agreement using the singular or plural number also include the plural or singular number, respectively, and the use of any gender herein shall be deemed to include the other genders.

(f)The words “to the extent” shall mean the degree to which a subject or other thing extends, and shall not simply mean “if”.

(g)References in this Agreement to “dollars” or “$” are to U.S. dollars.

(h)For purposes of this Agreement, in determining whether a Unitholder is a “Company Employee” or “Key Employee” or Units are held by a “Company Employee” or “Key Employee”, such determination shall be made for each member of the Management Holdings Entities as if such member of the Management Holdings Entities is a direct Unitholder or holder of Units and assuming that the Management Holdings Assignment has occurred and as if each Unit held by a family trust or other vehicle affiliated with such Company Employee or Key Employee were held directly.

Section 10.9Company Disclosure Schedule.  The Company Disclosure Schedule and the information and disclosures contained therein relate to and qualify certain of the representations, warranties, covenants and obligations made by the Company in this Agreement and shall not be construed or otherwise deemed to constitute, any representation, warranty, covenant or obligation of the Company or any other Person except to the extent explicitly provided in this Agreement and shall not be deemed to expand in any way the scope or effect of any of such representations, warranties, covenants or obligations.  No reference to or disclosure of any item or other matter in the Company Disclosure Schedule shall be construed as an admission or indication, in and of itself, that such item represents a material exception or material fact, event or circumstance, that such item has had or would reasonably be expected to have a Company Material Adverse Effect, or that such item or other matter is required to be referred to or disclosed in the Company Disclosure Schedule.  No reference in the Company Disclosure Schedule to any agreement or document, in and of itself, shall be construed as an admission or indication that such agreement or document is enforceable or currently in effect or that there are any obligations remaining to be performed or any rights that may be exercised under such agreement or document.  No disclosure in the Company Disclosure Schedule relating to any possible breach or violation of any agreement, law or regulation, in and of itself, shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. The Company Disclosure Schedule and the information and disclosures contained in the Company Disclosure Schedule are intended only to qualify and limit the representations, warranties and covenants of the Company contained in the Agreement and shall not be deemed to expand in any way the scope or effect of any of such representations, warranties or covenants.  The information contained in the Company Disclosure Schedule is confidential, proprietary information of the Company, and Purchaser and Merger Sub shall be obligated to maintain and protect such confidential information pursuant to this Agreement. The Company Disclosure Schedule is arranged in sections corresponding to the Sections in the Agreement and any items or matters set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply to and qualify the Section or subsection of this Agreement to which it corresponds and each other Section or subsection of the Agreement to the extent the relevance of such items or matters to such other Section or subsection of this Agreement is reasonably apparent. The bold-faced headings contained in the Company Disclosure Schedule are included for convenience and reference only, and are not intended to limit the effect of the disclosures contained in the Company Disclosure Schedule or to expand, modify or influence the scope of the information required to be disclosed in the Company Disclosure Schedule or the interpretation of this Agreement. In disclosing the information in the Company Disclosure Schedule, the Company expressly does not waive any attorney-client privilege or other similar privilege associated with such information or any protection afforded by the work-product doctrine or other similar doctrine with respect to any of the matters disclosed or discussed therein.

Section 10.10Waiver and Amendment.  This Agreement may be amended, modified or supplemented only by a mutual written agreement executed and delivered by the Company, the Securityholder Representative and Purchaser.  Except as otherwise provided in this Agreement, any failure of any party to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 10.11Counterparts.  This Agreement may be executed in any number of counterparts, including by means of facsimile or email in Portable Document Format, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

Section 10.12Third-Party Beneficiaries.  This Agreement shall be binding upon and inure solely to the benefit of, and be enforceable by, only the parties hereto and their respective successors and permitted assigns except (a) as set forth in Section 6.7, Section 10.16 and Section 10.17, (b) for the right of the Securityholder Representative and the Company on behalf of the Unitholders to pursue damages (including claims for damages based on loss of the economic benefits of the Transactions, including Article III, to the Unitholders) in the event the Effective Time has not occurred as a result of Purchaser’s or Merger Sub’s Willful Breach of this Agreement (whether or not this Agreement has been terminated pursuant to Section 8.1) or (c)

after the Effective Time, if Purchaser shall not have made payments in accordance with Article III, the right of each Unitholder to enforce directly, or through the Securityholder Representative, its right to receive the amounts payable pursuant to Article III, each of which rights set forth in clauses (a), (b) and (c) hereof are hereby expressly acknowledged and agreed to by Purchaser and Merger Sub, nothing herein, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

Section 10.13Remedies.  The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Transactions) in accordance with its specified terms or otherwise breach such provisions.  It is accordingly agreed that the parties shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at Law or in equity and shall waive any requirement for the securing or posting of any bond in connection with any such remedy.  Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the party seeking the injunction, specific performance and other equitable relief has an adequate remedy of Law.  The remedies available to the Company pursuant to this Section 10.13 shall be in addition to any other remedy to which they are entitled at Law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit the Company from seeking to obtain such other remedies.

Section 10.14Severability.  If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof; provided; that the parties intend that the remedies and limitations on remedies contained in this Agreement to be construed as integral provisions of this Agreement and that such remedies and limitations shall not be severable in any manner that increases a party’s liability or obligations hereunder

Section 10.15Mutual Drafting.  The parties hereto are sophisticated and have been represented by attorneys throughout the negotiation of the Transactions who have carefully negotiated the provisions hereof.  As a consequence, the parties do not intend that the presumptions of laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement or any agreement or instrument executed in connection herewith, and therefore waive their effects.

Section 10.16Securityholder Representative.

(a)Pursuant to the adoption of this Agreement by the Company, it will be deemed to have irrevocably appointed, authorized and empowered the Securityholder Representative to act as a representative for the benefit of each Unitholder as the exclusive agent and attorney‑in‑fact with the power and authority to act on behalf of each Unitholder in connection with and to facilitate the consummation of the Transactions, which shall include the power and authority:

(i)to execute and deliver such waivers and consents in connection with this Agreement and the other Transaction Agreements and the consummation of the Transactions as the Securityholder Representative, in its sole discretion, may deem necessary or desirable, including any amendments or modifications to this Agreement or the other Transaction Agreements;

(ii)to enforce and protect the rights and interests of the Unitholders and to enforce and protect the rights and interests of the Securityholder Representative arising out of or under or in any manner relating to this Agreement and the other Transaction Agreements and the other agreements contemplated hereby and thereby or the Transactions, and to take any and all actions which the Securityholder Representative believes are necessary or appropriate under this Agreement or the other Transaction Agreements for and on behalf of the Unitholders.  Without limiting the generality of the foregoing, the Securityholder Representative may (A) assert any claim or institute any Action, (B) investigate, defend, contest or litigate any Action initiated by Purchaser or any other Person, or by any Governmental Entity against the Securityholder Representative and/or the Unitholders, (C) receive process on behalf of any or all Unitholders in any such Action and compromise or settle on such terms as it shall determine to be appropriate, and give receipts, releases and discharges with respect to, any such Action, (D) file any proofs of debt, claims and petitions as it may deem advisable or necessary; and (E) file and prosecute appeals from any decision, judgment or award rendered in any such Action (it being understood that the Securityholder Representative shall not have any obligation to take any such actions, and shall not have any liability for any failure to take any such actions);

(iii)to refrain from enforcing any right of the Unitholders, arising out of or under or in any manner relating to this Agreement or the other documents contemplated hereby; provided, however, that no such failure to act on the part of the Securityholder Representative, except as otherwise provided in this Agreement or the other Transaction Agreements, shall be deemed a waiver of any such right or interest by the Securityholder Representative or by the Unitholders unless such waiver is in writing signed by the waiving party or by the Securityholder Representative;

(iv)to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Securityholder Representative, in its sole and absolute discretion, may consider necessary or proper or convenient in connection with or to carry out the Transactions, and all other agreements, documents or instruments referred to herein or therein or executed in connection herewith and therewith;

(v)to give and receive all notices and communications to be given or received under this Agreement and to receive service of process in connection with any claims under this Agreement and the other Transaction Agreements, including service of process in connection with any arbitration;

(vi)to determine whether to deliver a Notice of Disagreement and to resolve any disputes regarding the Closing Statement; and

(vii)to make or receive any payments or to pay any expenses under or in connection with this Agreement or the other Transaction Agreements on behalf of the Unitholders, including by using the Securityholder Representative Funds (and any interest or earnings thereon) to satisfy costs, expenses and/or liabilities of the Securityholder Representative in connection with matters related to this Agreement or the other Transaction Agreements (the “Securityholder Representative Expenses”), with any balance of the Securityholder Representative Funds not used for such purposes to be disbursed and paid, at such time as the Securityholder Representative determines, in its sole discretion, that no additional Securityholder Representative Expenses shall become due and payable, to the Unitholders in accordance with Section 3.2(a) and Section 3.2(c)(ii).

(b)Notwithstanding any provision of this Agreement to the contrary, the consent of the Unitholder(s) comprising the Class A Majority Interest (as defined in the LLC Agreement) shall be required for the Securityholder Representative to make any compromise, settlement, or agreement that would require the payment of any amounts not expressly provided for in this Agreement by the Unitholders.

(c)Purchaser, Merger Sub and the Surviving Entity may rely upon all actions taken or omitted to be taken by the Securityholder Representative pursuant to this Agreement and the other Transaction Agreements, all of which actions or omissions shall be legally binding upon the Unitholders.

(d)The grant of authority provided for herein (i) is coupled with an interest and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Unitholder, and (ii) shall survive the consummation of the Transactions and by the other Transaction Agreements.

(e)All actions taken by the Securityholder Representative under this Agreement and the other Transaction Agreements shall be binding upon all Unitholders and their respective successors and assigns as if expressly confirmed and ratified in writing by each of them.  Purchaser shall serve notice to, and deal exclusively with, the Securityholder

Representative with respect to any and all matters concerning any of the Unitholders arising out of or related to this Agreement or the other Transaction Agreements and all other agreements or instruments contemplated hereby or thereby or the Transactions, and shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document purported by the Securityholder Representative to have been executed by or on behalf of the Unitholders as fully binding upon them.  If the Securityholder Representative shall resign, dissolve, cease to exist or otherwise be unable to fulfill its responsibilities as representative of the Unitholders, the Unitholders shall, within ten (10) days after the occurrence of such event, appoint (by majority vote or consent of the Unitholders) a successor representative and, promptly thereafter, shall notify the Unitholders of the identity of such successor.  Any such successor shall succeed to the rights and obligations of the Securityholder Representative as representative of the Unitholders hereunder.  If for any reason there is no Securityholder Representative at any time, all references herein or in any other agreement or instrument contemplated hereby to the Securityholder Representative in which the Securityholder Representative is authorized to act on behalf of the Unitholders shall be deemed to refer to the Unitholders.  Each Unitholder, upon the execution of a Letter of Transmittal, agrees that any action taken by the Securityholder Representative on its behalf pursuant to the terms of this Agreement, the other Transaction Agreements and the other agreements and instruments contemplated hereby and thereby shall be fully binding on them.

(f)By the execution of a Letter of Transmittal each Unitholder irrevocably shall agree that the Securityholder Representative shall have no liability to any Unitholder with respect to actions taken or omitted to be taken in its capacity as the Securityholder Representative and that the Securityholder Representative shall be under no obligation to take any action in its capacity as the Securityholder Representative, unless the Securityholder Representative has been provided with funds, security or indemnities which, in the sole determination of Securityholder Representative, are sufficient to protect the Securityholder Representative against the costs, expenses and liabilities which may be incurred by the Securityholder Representative in responding to such direction or taking such action.  By the execution of a Letter of Transmittal, each Unitholder irrevocably shall agree that the Securityholder Representative shall be entitled to engage such counsel, experts and other agents and consultants as it shall deem necessary in connection with exercising its powers and performing its function hereunder and (in the absence of bad faith on the part of the Securityholder Representative) shall be entitled to conclusively rely on the opinions and advice of such Persons.  Without limiting Section 10.16(a)(vii), by the execution of a Letter of Transmittal each Unitholder irrevocably shall agree that the Securityholder Representative shall be entitled to reimbursement from the Securityholder Representative Funds for all expenses, disbursements and advances (including fees and disbursements of its counsel, experts and other agents and consultants) incurred by the Securityholder Representative in such capacity, and shall be entitled to indemnification from the Unitholders against any loss, liability or expenses arising out of actions taken or omitted to be taken in its capacity as the Securityholder Representative (except for those arising out of Securityholder Representative’s gross negligence or willful misconduct), including the costs and expenses of investigation and defense of claims.  To the extent the Securityholder Representative Funds are insufficient to cover the Securityholder Representative’s costs, expenses and liabilities hereunder, the Unitholders will indemnify the Securityholder Representative in accordance with the immediately preceding sentence on a pro rata basis based on their respective equity interest in the Company as of immediately prior to the Closing.

(g)The parties acknowledge that the Securityholder Representative’s obligations under this Section 10.16 are solely as a representative of the Unitholders and that the Securityholder Representative shall have no personal responsibility for any expenses incurred by it in such capacity.

Section 10.17No Recourse.  Notwithstanding anything that may be expressed or implied in this Agreement or any document or instrument delivered in connection herewith (other than the Letters of Transmittal), by its acceptance of the benefits of this Agreement, the parties each covenants, agrees and acknowledges that no Persons other than Parent, Purchaser, Merger Sub and the Company have any liabilities, obligations, commitments (whether known or unknown or whether contingent or otherwise) hereunder and that, notwithstanding that the parties may be partnerships, corporations or limited liability companies, no party has any right of recovery under this Agreement, or any claim based on such liabilities, obligations, commitments against, and no personal liability shall attach to, the former, current or future equity holders, controlling persons, directors, officers, employees, agents, Affiliates, members, managers or general or limited partners of any of the parties or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, Affiliate or agent of any of the foregoing (collectively, but not including the parties, each a “Non-Recourse Party”), through the parties or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of any party against any Non-Recourse Party; by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or Law, or otherwise.

Section 10.18Representation.  Purchaser agrees, on its own behalf and on behalf of each of Merger Sub and their respective directors, officers, managers, employees and Affiliates, that, following the Closing, Simpson Thacher & Bartlett LLP may serve as counsel to the Unitholders and their Affiliates in connection with any matters related to this Agreement and the contemplated transactions, including any litigation, claim or obligation arising out of or relating to this Agreement or the contemplated transactions notwithstanding any representation by Simpson Thacher & Bartlett LLP prior to the Closing Date of the Company.  Purchaser and the Company hereby (a) waive any claim they have or may have that Simpson Thacher & Bartlett LLP has a conflict of interest or is otherwise prohibited from engaging in such representation and (b) agree that, in the event that a dispute arises either before or after the Closing between Purchaser and any of the Unitholders or any of their respective Affiliates, Simpson Thacher & Bartlett LLP may represent the Unitholders or any of their respective Affiliates in such dispute even though the interests of such Person(s) may be directly adverse to Purchaser or the Company and even though Simpson Thacher & Bartlett LLP may have represented the Company in a matter substantially related to such dispute.  Purchaser and the Company also further agree that, as to all communications prior to Closing among Simpson Thacher & Bartlett LLP and the Company, the Unitholders or their respective Affiliates or Representatives that relate in any way to the Transactions, the attorney-client privilege and the expectation of client confidence belongs to the Unitholders and may be controlled by the Unitholders and shall not pass to or be claimed by Purchaser or the Company.  Notwithstanding the foregoing, in the event that a dispute arises between Purchaser, the Company and a third party other than a party to this Agreement after the Closing, the Company may assert the attorney-client privilege to prevent disclosure of confidential communications by Simpson Thacher & Bartlett LLP to such third party; provided, however, that the Company may not waive such privilege without the prior written consent of the Securityholder Representative.

Section 10.19Parent Guaranty.  Parent hereby unconditionally and irrevocably guarantees to the Company and the Unitholders the due and punctual payment and performance by Purchaser of Purchaser’s obligations and liabilities under this Agreement, including the payment of Parent Class A Shares pursuant to Article III of this Agreement.  The foregoing sentence is an absolute, unconditional and continuing guaranty of the full and punctual discharge and performance of such obligations.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed the day and year first above written.

CAMBERVIEW PARTNERS HOLDINGS, LLC

By:	/s/ Abe M. Friedman
	Name:	Abe M. Friedman
	Title:	Chief Executive Officer

PJT PARTNERS HOLDINGS LP

By:	/s/ James W. Cuminale
	Name:	James W. Cuminale
	Title:	General Counsel

BLUE MERGER SUB LLC

By:	/s/ James W. Cuminale
	Name:	James W. Cuminale
	Title:	General Counsel

PJT PARTNERS INC.
(EXCEPT FOR PURPOSES OF ARTICLE II
AND ARTICLE III)

By:	/s/ James W. Cuminale
	Name:	James W. Cuminale
	Title:	General Counsel

CC CVP PARTNERS HOLDINGS, L.L.C.,
SOLELY AS THE SECURITYHOLDER
REPRESENTATIVE

By:	/s/ D.T. Ignacio Jayanti
	Name:	D.T. Ignacio Jayanti
	Title:	Managing Partner

[Signature Page to Agreement and Plan of Merger]

Annex A

Purchase Price Adjustment Principles

1.

The Estimated Closing Statement and the Closing Statement shall be prepared from the books and records of the Company and its Subsidiaries on a consolidated basis using the same accounting methods, policies, principles, practices and procedures as were used in the preparation of the Latest Balance Sheet.

2.	To the extent not otherwise addressed in item 1 above, the Estimated Closing Statement and the Closing Statement shall be prepared in accordance with GAAP as at the Closing Date.
3.

No account shall be taken of events taking place after the Adjustment Time, and regard shall only be had to information available to the parties to this Agreement up to the date that the Notice of Disagreement is delivered by the Securityholder Representative to Purchaser.

4.

The Closing Statement shall be prepared on the basis that the Company and its Subsidiaries are a going concern and shall exclude the effect of change of control or ownership of the Company or its Subsidiaries and will not take into account the effects of any post-Closing reorganizations or the post-Closing intentions or obligations of Parent or Purchaser.

5.

The provisions of this Annex A shall be interpreted so as to avoid double counting (whether positive or negative) of any item to be included in the calculation of the Estimated Closing Consideration or Final Closing Consideration.